IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.4 TO THE PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


RECEIVED
209
WASH. DC
SECTION



07073982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

~~AMENDMENT NO. 1 TO~~ THE FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

New North Penn Bancorp, Inc.
Exact name of registrant as specified in charter

0001401434
Registrant CIK Number

Exhibit 99.4 to the Form SB-2
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-143601
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PRO FORMA VALUATION UPDATE REPORT

NORTH PENN BANCORP, INC.

HOLDING COMPANY FOR
NORTH PENN BANK
Scranton, Pennsylvania

Dated As Of:
July 20, 2007

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

July 20, 2007

Boards of Directors
North Penn MHC
North Penn Bancorp, Inc.
North Penn Bank
216 Adams Avenue
Scranton, PA 18503

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by North Penn Bancorp, Inc., Scranton, Pennsylvania ("North Penn" or the "Company") in connection with the mutual-to-stock conversion of North Penn MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 53.74% of the common stock of North Penn (the "MHC Shares"), the mid-tier holding company for North Penn Bank, Scranton, Pennsylvania (the "Bank"). The remaining 46.26% of North Penn's common stock is owned by public stockholders. North Penn, which completed its initial public stock offering on June 1, 2005, owns 100% of the common stock of the Bank. It is our understanding that North Penn will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large.

This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and applicable interpretations thereof.

Our Original Appraisal report, dated May 18, 2007 (the "Original Appraisal") are incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in North Penn's financial condition, including financial data through June 30, 2007; (2) an updated comparison of North Penn's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788

Plan of Conversion and Stock Issuance

On April 24, 2007, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the "Company"), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank's local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of June 30, 2007, the MHC's ownership interest in North Penn approximated 53.74%. The Company will also issue shares of its common stock to the public stockholders of North Penn pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued North Penn common stock as owned immediately prior to the conversion. As of June 30, 2007, the public stockholders' ownership interest in North Penn approximated 46.26%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company as of June 30, 2007, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1. Financial Results

Following the preparation of the Original Appraisal, the Company's June 30, 2007, financial data became available in the Company's amended prospectus. Table 1 presents summary balance sheet and income statement data through June 30, 2007, as well as comparable data for the period ending March 31, 2007, as set forth in the Original Appraisal.

Growth Trends

The Company's total assets decreased by approximately $1.7 million over the three months ended June 30, 2007, which reflects the impact of shrinkage in both the loan and deposit portfolios while the balance of investments and borrowings remained relatively unchanged. Equity remained materially unchanged during the quarter, as a downward adjustment on the valuation of the AFS securities portfolio and the payment of cash dividends offset the level of interim earnings.

Loan Receivable

Loans receivable decreased from $95.5 million, as of March 31, 2007, to $93.6 million, as of June 30, 2007, reflecting a 2.0% reduction. The proportion of loans also decreased modestly to 78.4% of assets as of June 30, 2007.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities ("MBS") remained substantially unchanged in aggregate, totaling $17.9 million or 15.0% of total assets. The Company generally classifies its investments and MBS as AFS at the time of purchase.

Funding Structure

Deposit balances decreased by $2.0 million over the three months ended June 30, 2007, to equal $84.8 million, or 71.0% of total assets. Borrowings consisting of FHLB advances increased slightly over the quarter to equal $20.7. As discussed in the Original Appraisal, the Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings is primarily attributable to management's efforts to fund loan growth without relying solely on deposits.

Table 1
North Penn Bancorp, Inc.
Recent Financial Data

	At March 31, 2007		At June 30, 2007	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$121,226	100.00%	$119,498	100.00%
Cash and cash equivalents	2,819	2.33%	3,123	2.61%
Investment securities - HTM	-	0.00%	-	0.00%
Investment securities - AFS	13,948	11.51%	13,573	11.36%
Equity Securities	1,165	0.96%	1,239	1.04%
Loans receivable (net)	95,525	78.80%	93,621	78.35%
Deposits	86,829	71.63%	84,786	70.95%
FHLB advances	20,451	16.87%	20,660	17.29%
Equity	$13,139	10.84%	$13,120	10.98%

	12 Months Ended March 31, 2007		12 Months Ended June 30, 2007	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$7,294	6.45%	$7,452	6.36%
Interest Expense	(3,795)	3.36%	(3,908)	-3.34%
Net Interest Income	$3,499	2.78%	$3,544	3.02%
Provision for Loan Losses	(120)	-0.11%	(120)	-0.10%
Net Interest Income after Provisions	$3,379	2.99%	$3,424	2.92%
Other Operating Income	303	0.27%	313	0.27%
Operating Expense	(3,405)	-3.01%	(3,444)	-2.94%
Net Operating Income	277	0.25%	293	0.25%
Net Non-Operating Income	57	0.05%	142	0.12%
Net Income Before Tax	334	0.30%	435	0.37%
Income Taxes	(70)	-0.06%	(120)	-0.10%
Net Income (Loss)	264	0.23%	$315	0.27%
Core Net Income (Loss)	$230	0.20%	$231	0.20%

Source: North Penn Bancorp's audited and unaudited financial statements and RP Financial calculations.

Equity

Total equity did not change materially over the three months ended June 30, 2007, and equaled $13.1 million, or 11.0% of total assets. As discussed above, the limited change in equity resulted from a downward adjustment on the valuation of the AFS securities portfolio and the payment of cash dividends, which offset the level of interim earnings reported during the quarter.

Income and Expense Trends

The Company's earnings increased relative to the level reflect in our Original Appraisal, owing to a higher level of gains on sale. In contrast, core earnings remained unchanged based on updated financial data as all key elements of core earnings were relatively stable. Details with respect to changes in the Company's earnings are more fully explained below.

Net Interest Income

The Company's net interest income increased slightly, as the level of interest income outstripped the growth of interest expense. For the 12 months ended June 30, 2007, the Company's net interest income totaled $3.544 million (3.02% of average assets), which reflects a slight increase from a level of $3.499 million (2.78% of average assets), reported for the 12 months ended March 31, 2007.

Loan Loss Provisions

Provision for loan losses were unchanged and equaled $120,000, or 0.10% of average assets for the twelve months ended June 30, 2007. Provisions for loan losses have typically been limited reflecting the Company's relatively strong asset quality historically and the secured nature of the loan portfolio.

Non-Interest Income

Non-interest income for the most recent 12 months remained substantially unchanged relative to the level reported in the Original Appraisal, and totaled $313,000, equal to 0.27% of average assets. The Company's non-interest income is generated from several sources, including the investment in BOLI, and from the core deposit base, in the form of various fees and charges on deposit accounts and transactions. A smaller portion of this income is obtained from other financial services including debit card interchange income and safe deposit box rentals.

Operating Expenses

The Company's operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, as well as de novo branching in fiscal 2005. In particular, cost increases have been associated with expanded commercial lending activities and the need to maintain compensation levels in line with the market in a highly competitive banking environment. Similarly, increasing benefit costs including the expense of the stock-based benefit plans and other employee benefits have also been a factor in increasing compensation costs.

Trailing twelve month operating expenses increased slightly based on updated financial data and totaled $3.4 million, or 2.94% of average assets.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans, as well as to the planned balance sheet growth initiatives which are currently underway. At the same time, potential balance sheet growth and reinvestment of the offering proceeds should offset at least a portion of the anticipated expense increase.

Taxes

The Company's tax rate approximated 27.59% for the 12 months ended June 30, 2007, in comparison to the 20.96% effective tax rate for the 12 months ended March 31, 2007.

Efficiency Ratio

The Company's efficiency ratio improved slightly, from 89.56% for the 12 months ended March 31, 2007, to 89.29% for the 12 months ended June 30, 2007. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit may be offset by the increased expense of the stock benefit plans.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The Peer Group includes the same ten institutions comprising the Peer Group in our Original Appraisal.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company's interest-earning asset composition continued to reflect a modestly higher level of loans (78.4% of assets for the Company versus 61.4% for the Peer Group on average) and a lower level of cash, MBS and investments (14.6% for the Company versus 33.9% for the Peer Group). The Company's funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group based on deposits/assets ratios of 71.0% and 67.0%, respectively, and borrowings/assets ratios of 17.3% and 18.9%, respectively.

The Company's net worth ratio of 11.0% of assets continues to fall between the Peer Group median and average ratio of 12.4% and 8.8%, respectively, even before the completion of the Offering. The Company's pro forma tangible capital position will increase with the addition of stock proceeds. The increase in North Penn's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a lower return on equity. Both the Company's and the Peer

Table 2
Balance Sheet Composition and Growth Rates
North Penn Bancorp, Inc. and the Comparable Group
As of March 31, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
North Penn Bancorp, Inc.																				
June 30, 2007	2.6%	12.4%	76.4%	71.0%	17.3%	0.0%	11.0%	0.0%	11.0%	0.0%	2.35%	-9.20%	4.81%	3.09%	30.17%	2.92%	2.92%	9.49%	9.49%	13.48%
All Public Companies																				
Averages	4.6%	19.9%	69.9%	69.0%	17.0%	0.7%	12.1%	1.1%	11.0%	0.0%	5.45%	-1.00%	8.58%	6.81%	-3.47%	4.36%	3.51%	10.81%	10.57%	17.52%
Medians	3.2%	17.8%	70.2%	70.5%	15.4%	0.0%	10.6%	0.2%	9.0%	0.0%	4.76%	-3.30%	7.23%	5.27%	-3.84%	3.81%	3.19%	9.37%	9.18%	14.55%
State of PA																				
Averages	5.1%	32.3%	57.1%	65.7%	21.7%	1.0%	10.5%	1.5%	9.0%	0.0%	2.36%	-4.27%	8.42%	6.52%	-8.35%	11.11%	9.18%	10.87%	9.28%	18.65%
Medians	3.1%	27.6%	61.8%	66.7%	18.4%	0.0%	10.2%	0.4%	6.7%	0.0%	1.56%	-4.27%	7.83%	4.04%	-6.97%	5.50%	5.50%	9.66%	8.42%	15.37%
Comparable Group																				
Averages	2.7%	31.2%	61.4%	67.0%	18.9%	0.6%	12.5%	0.2%	12.4%	0.0%	0.13%	-13.52%	6.62%	3.39%	-0.96%	3.42%	3.66%	13.48%	11.80%	20.83%
Medians	2.1%	30.4%	62.3%	69.4%	15.5%	0.0%	9.2%	0.0%	8.8%	0.0%	0.17%	-8.76%	7.02%	3.18%	-6.16%	5.54%	5.54%	14.56%	9.33%	24.40%
Comparable Group																				
ABNJ American Bancorp of NJ	5.9%	12.6%	76.4%	71.5%	7.7%	0.0%	19.6%	0.0%	19.6%	0.0%	7.37%	-19.15%	13.67%	20.35%	-18.63%	-15.37%	-15.37%	15.62%	15.62%	27.18%
ESBK Elmira Svgs Bank, FSB of NY	1.6%	32.7%	62.2%	77.9%	15.0%	0.0%	6.6%	0.1%	6.5%	0.0%	12.39%	11.95%	13.86%	21.41%	-16.74%	7.98%	8.57%	6.68%	6.68%	11.42%
FSBI Fidelity Bancorp, Inc. of PA	1.2%	33.3%	62.4%	58.2%	33.1%	1.4%	6.3%	0.4%	6.0%	0.0%	2.64%	-14.23%	15.82%	6.01%	-2.74%	9.76%	10.55%	NA	7.42%	12.66%
FKFS First Keystone Fin., Inc of PA	6.6%	28.0%	59.8%	69.7%	18.1%	4.1%	6.7%	0.0%	6.7%	0.0%	0.42%	-0.07%	1.77%	0.32%	-6.16%	27.10%	27.10%	9.31%	9.33%	15.35%
MFLR Mayflower Co-Op. Bank of MA(1)	2.8%	35.2%	57.1%	82.2%	9.1%	0.0%	8.1%	0.0%	8.1%	0.0%	-0.09%	-3.30%	0.36%	-0.07%	-3.92%	3.46%	3.55%	NA	NA	NA
NEBS New England Bnchrs Inc. of CT(1)(3)	3.6%	21.3%	70.2%	62.7%	15.6%	0.0%	20.6%	0.6%	20.0%	0.0%	9.68%	-38.18%	41.49%	3.47%	65.39%	0.31%	0.48%	NA	NA	25.88%
ROME Rome Bancorp, Inc. of Rome NY	2.6%	2.2%	88.1%	65.5%	7.7%	0.0%	25.1%	0.0%	25.1%	0.0%	-3.30%	-70.76%	5.52%	-3.62%	NM	-18.86%	-18.86%	21.23%	21.23%	28.90%
THRD TF Fin. Corp. of Newtown PA	1.5%	18.5%	75.1%	73.3%	15.3%	0.0%	10.2%	0.7%	9.5%	0.0%	-1.69%	-1.36%	-2.24%	4.40%	-27.30%	8.74%	9.53%	NA	NA	16.29%
WVFC WVS Financial Corp. of PA	0.5%	82.6%	15.5%	40.1%	50.8%	0.0%	7.9%	0.0%	7.9%	0.0%	-13.44%	-16.69%	8.52%	2.88%	-25.53%	5.50%	5.50%	NA	7.79%	24.40%
WSB Washington SB, FSB of Bowie MD(1)	1.0%	45.7%	47.3%	69.0%	16.4%	0.0%	14.2%	0.0%	14.2%	0.0%	-12.68%	16.57%	-32.59%	-21.23%	27.01%	5.57%	5.57%	14.56%	14.56%	25.41%

(1) Financial information is as of or for the 12 months ended December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
North Penn Bancorp, Inc. and Comparables
For the 12 Months Ended March 31, 2007

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread (3)	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
North Penn Bancorp, Inc.																			
June 30, 2007	0.27%	6.36%	3.34%	3.02%	0.10%	2.92%	0.00%	0.00%	0.27%	0.27%	2.94%	0.00%	0.12%	0.00%	6.79%	3.96%	2.83%	$3,064	27.59%
All Public Companies																			
Averages	0.55%	5.76%	3.00%	2.76%	0.09%	2.66%	0.03%	0.00%	0.63%	0.65%	2.51%	0.03%	0.03%	0.00%	6.12%	3.47%	2.65%	$5,615	32.22%
Medians	0.57%	5.69%	3.00%	2.73%	0.07%	2.65%	0.00%	0.00%	0.50%	0.51%	2.47%	0.00%	0.01%	0.00%	6.03%	3.47%	2.73%	$4,491	32.83%
State of PA																			
Averages	0.52%	5.36%	3.07%	2.29%	0.05%	2.24%	0.01%	0.00%	0.48%	0.48%	1.98%	0.03%	-0.03%	0.00%	5.79%	3.53%	2.26%	$5,653	26.04%
Medians	0.57%	5.33%	2.98%	2.20%	0.04%	2.13%	0.00%	0.00%	0.40%	0.43%	1.85%	0.00%	0.00%	0.00%	5.78%	3.51%	2.10%	$5,114	27.27%
Comparable Group																			
Averages	0.60%	5.70%	2.80%	2.90%	0.03%	2.86%	0.03%	0.01%	0.39%	0.43%	2.43%	0.01%	0.00%	0.01%	5.96%	3.22%	2.74%	$4,986	30.83%
Medians	0.51%	5.67%	2.75%	2.89%	0.04%	2.91%	0.00%	0.00%	0.41%	0.44%	2.55%	0.01%	0.01%	0.00%	5.94%	3.30%	2.92%	$4,339	34.44%
Comparable Group																			
ABNJ American Bancorp of NJ	0.24%	5.14%	2.67%	2.47%	0.09%	2.38%	0.00%	0.00%	0.24%	0.24%	2.25%	0.00%	0.00%	0.00%	5.36%	3.52%	1.84%	$7,593	35.84%
ESBK Elmira Svgs Bank, FSB of NY	0.47%	5.61%	2.85%	2.76%	-0.09%	2.85%	0.00%	0.00%	0.53%	0.53%	2.49%	0.03%	-0.23%	0.00%	5.87%	3.07%	2.80%	$4,179	25.13%
FSBI Fidelity Bancorp, Inc. of PA	0.57%	5.49%	3.58%	1.91%	0.11%	1.80%	0.04%	-0.02%	0.45%	0.46%	1.70%	0.01%	0.07%	0.06%	5.67%	3.85%	1.82%	$4,988	18.58%
FKFS First Keystone Fin., Inc of PA	0.16%	5.47%	3.46%	2.02%	0.16%	1.86%	0.00%	-0.02%	0.66%	0.64%	2.47%	0.00%	-0.06%	0.00%	5.84%	3.72%	2.12%	$4,499	NM
MFLR Mayflower Co-Op. Bank of MA(1)	0.46%	5.48%	2.46%	3.01%	0.05%	2.96%	0.07%	0.00%	0.36%	0.43%	2.73%	0.01%	0.06%	0.00%	5.72%	2.69%	3.03%	NM	35.16%
NEBS New England Bnchrs Inc. of CT(1)(3)	0.38%	5.73%	2.24%	3.49%	0.09%	3.40%	0.00%	0.00%	0.35%	0.35%	3.16%	0.03%	0.01%	0.00%	6.03%	2.88%	3.16%	NM	NM
ROME Rome Bancorp, Inc. of Rome NY	1.12%	5.76%	1.25%	4.51%	0.01%	4.50%	0.00%	0.00%	0.65%	0.65%	3.44%	0.00%	0.01%	0.00%	6.14%	1.76%	4.38%	$3,029	34.61%
THRD TF Fin. Corp. of Newtown PA	0.85%	5.75%	2.48%	3.27%	0.01%	3.26%	0.00%	0.00%	0.50%	0.51%	2.61%	0.01%	0.03%	0.00%	6.03%	2.79%	3.24%	$3,501	28.05%
WVFC WVS Financial Corp. of PA(3)	0.95%	6.00%	3.83%	2.16%	0.03%	2.13%	0.00%	0.00%	0.15%	0.15%	0.82%	0.00%	0.00%	0.00%	6.08%	4.19%	1.88%	$9,064	35.03%
WSB Washington SB, FSB of Bowie MD(1)	0.80%	6.55%	3.19%	3.36%	-0.07%	3.43%	0.19%	0.11%	0.02%	0.33%	2.67%	0.00%	0.13%	0.00%	6.85%	3.69%	3.15%	$3,032	34.26%

(1) Financial information is as of or for the 12 months ended December 31, 2006..
(2) Income and expense information has been annualized from available information.
(3) For Peer Group companies, the median yield-cost spread is the result of the value of the spread on an individual basis and not the result of the median yield on assets less the median cost of funds.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company's asset growth remained above the Peer Group average but diminished relative to the comparatively strong growth rates reflected in the Original Appraisal. Specifically, asset growth of 2.35% for the Company only modestly exceeded the Peer Group average of 0.13%, while loan growth diminished for the Company to equal a positive 4.81% rate, below the average growth rate of 6.62% for the Peer Group. Deposit growth continued to compare closely relative to the Peer Group average as the Company increasingly relied on borrowings in comparison to the Peer Group.

The Company's equity increased by 2.92% while the Peer Group's equity also increased modestly by 3.42%. The modest growth rate of capital for both the Bank and the Peer Group is the result of their modest earnings levels and the adoption of dividend and capital management strategies by both the Company and the Peer Group. On a post-offering basis, the Company's capital growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by potential share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans.

Income and Expense Trends

North Penn and the Peer Group reported net income to average assets ratios of 0.27% and 0.60%, respectively, based on updated financial data. The Company's lower ROA continues to be the result of its high operating expense ratio and more modest non-interest fee income, which were only partially offset by its slightly higher ratio of net interest income to average assets.

The Company's net interest income ratio of 3.02% of average assets remained higher than the Peer Group average of 2.90% reflecting its higher asset yields, the benefit of which was partially offset by its higher funding costs. In this regard, the Company's higher yielding loan portfolio continues to support asset yields but its funding composition heavily weighted towards CDs lends an upward bias to its overall funding costs.

Non-interest operating income continued to be a lower contributor to North Penn's earnings relative to the Peer Group, at 0.27% and 0.43%, respectively. As discussed in the Original Appraisal, the limited level of non-interest fee income is reflective of competitive conditions which have limited the Company's ability to expand fee income and the mortgage lending emphasis for both the Company and the Peer Group which inhibits fee income generation.

The Company's operating expense ratio remains above the Peer Group average (2.94% of average assets for the Company versus 2.43% of average assets for the Peer Group). As discussed in the Original Appraisal, the Company's higher overhead cost structure reflects its relatively small size and the operating costs associated with operating with five full service banking offices (average branch size of $17.4 million based on March 31, 2007 deposit balances).

The Company's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 89.3% remains less favorable than the Peer Group's ratio of 73.0%. On a post-offering basis, the Company's efficiency ratio may improve marginally with the reinvestment of the offering proceeds. Thus, the Company's efficiency ratio is expected to remain at an advantage.

While loan loss provisions for the Company and the Peer Group were limited, the Company's ratio remained less favorable at 0.10%, versus 0.03% of average assets for the Peer Group.

Non-operating income increased for North Penn, to 0.12% of average assets, versus a negligible level for the Peer Group on average.

The Company's effective tax rate for the last 12 months of 27.59% remains modestly lower than the Peer Group average of 30.83%. The Company expects that its effective tax rate will continue to approximate the recent historical level in fiscal 2007, and thus may continue to be modestly below the Peer Group average.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has trended higher. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China's stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half in June on continued inflation concerns, as well as higher oil prices and concerns about weakness in the housing market. However, the broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at several record highs in early- and mid-July. The DJIA experienced a degree of volatility, as the DJIA reached a low of 13,267 on June 7, 2007, followed by a general rising trend. In addition, the DJIA increased by approximately 284 points on July 12, 2007, the highest one-day increase in four years. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. On July 20, 2007, the DJIA closed at 13851.08 or 2.17% higher since the date of the Original Appraisal and the NASDAQ closed at 2687.6 or 5.05% higher since the date of the Original Appraisal. The S&P 500 Index closed at 1534.1 or 0.75% higher since the date of the Original Appraisal.

Overall, thrift issues have not matched the performance of the broader stock market since the date of the Original Appraisal having declined in value. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June. The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody's announced plans to downgrade backed by subprime mortgages. On July 20, 2007, the SNL Index for all publicly-traded thrifts closed at 1587.8, a decrease of 7.5% since the date of the Original Appraisal.

The updated pricing measures for the Peer Group and for all publicly traded thrifts generally showed noticeable changes since the Original Appraisal date. The Peer Group's updated price/book and price/tangible book ratios, and price/earnings and price/core earnings multiples decreased due to overall lower stock prices (since the date of the Original Appraisal, nine of the ten Peer Group companies were trading at prices at or below their prices as of July 20, 2007 with a median stock price decline of 6.0%). Specifically, the earnings-based pricing measures decreased in a range of 2% while the book value based pricing measures decreased in a range of 4%. The pricing ratios of all publicly-traded thrifts also recorded notable declines in terms of the price/book and price/tangible book value ratios, while the industry-wide price/earnings and price/core earnings multiples remained relatively unchanged due to lower overall earnings. Specifically, the updated pricing measures for all publicly-traded thrifts changed by less than 1% on a P/E multiples basis, while the P/B and P/TB ratios declined in a range of 7% to 8%. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 4, based on market prices as of May 18, 2007 and July 20, 2007.

Table 4
Average Pricing Characteristics

	At May 18, 2007	At July 20, 2007	Percent Change
Peer Group			
Price/Earnings (x)	18.09x	17.75x	(1.9)%
Price/Core Earnings (x)	18.46	18.10	(2.0)
Price/Book (%)	124.63%	119.41%	(4.2)
Price/Tangible Book (%)	126.85	121.51	(4.2)
Price/Assets (%)	15.71	14.90	(5.2)
Change in Market Capitalization (1)			
Average			(4.0)
Median			(6.0)
All Publicly-Traded Thrifts			
Price/Earnings (x)	20.18x	20.19x	0.0%
Price/Core Earnings (x)	20.54	20.45	(0.4)
Price/Book (%)	142.65%	131.03%	(8.1)
Price/Tangible Book (%)	160.45	148.58	(7.4)
Price/Assets (%)	17.71	16.55	(6.5)
Other			
SNL Thrift Index	1716.4	1587.8	(7.5)

(1) Reflects average and median change as measured by each of the 10 companies on an individual basis.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation in initial after market trading activity. As shown in Table 5, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The second step conversions are considered to be more relevant for our analysis. The only second step conversion completed in the three months ended July 20, 2007, was by Abington Bancorp which represents a much larger transaction relative to the Company (larger from the standpoint of both total assets and pro forma market capitalization). Abington Bancorp of PA closed between the minimum and the midpoint of its offering range at a pro forma P/TB ratio of 102.9%, while the pro forma P/E multiple was 27.2 times – Abington Bancorp was trading below its IPO price (i.e., 5.3% below) as of July 20, 2007.

Other transactions completed over the last three months were two standard conversion offerings which are have many similarities to the second step conversion transaction that the Company is pursuing (i.e., both result in a fully converted stock company at the close of the transaction). The two standard conversion offerings were completed by by Louisiana Bancorp, Inc. of Louisiana on July 10, 2007, and Quaint Oak Bancorp, Inc. of Pennsylvania on July 5, 2007. Louisiana Bancorp's offering resulted in gross proceeds of $63.5 million, which was between the maximum and supermaximum of the offering range, while Quaint Oak Bancorp's offering was in the range of the Company's pro forma market capitalization (the offering closed at $13.9 million at the supermaximum of the offering range).

Louisiana Bancorp had pre-conversion assets of $216 million and a pre-conversion equity-to-assets ratio of 13.7%, while Quaint Oak Bancorp had pre-conversion assets of $61 million and a pre-conversion equity-to-assets ratio of 8.0%. The pro forma valuation and post-conversion trading of Louisiana Bancorp is also likely affected by its location in the New Orleans metropolitan area, which is still greatly affected by the aftermath of Hurricane Katrina. The average pro forma price/tangible book ratio at the closing value of these two offerings equaled 79.8% and the pro forma core price/earnings ratio at the closing value equaled 25.9 times. Louisiana Bancorp's offering traded modestly higher in aftermarket trading (higher by 6.5%) while Quaint Oak Bancorp traded lower by 10% to $9.00 per share as of July 20, 2007.

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information / Pre-Conversion Data / Offering Information

Institution	Conver. Date	Ticker	Financial Info.: Assets ($Mil)	Financial Info.: Equity/ Assets (%)	Asset Quality: NPAs/ Assets (%)	Asset Quality: Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid (%)	Exp./ Proc. (%)
Standard Conversions										
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$ 216	13.74%	0.12%	852%	$ 63.5	100%	120%	2.3%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$ 61	7.96%	1.46%	64%	$ 13.9	100%	132%	4.0%
Averages - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%
Medians - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%
Second Step Conversions										
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%
Averages - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%
Medians - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%
Mutual Holding Company Conversions										
Beneficial Mutual Bancorp, Inc., P	7/16/07	BNCL-NASDAQ	$ 3,483	11.44%	0.50%	207%	$ 238.1	44%	132%	1.3%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$ 124	7.04%	0.39%	167%	$ 10.7	45%	132%	6.5%
TFS Financial Corporation, OH	4/23/07	TFSL-NASDAQ	$ 8,733	11.78%	1.12%	24%	$ 1,002.0	30%	132%	0.9%
Averages - Mutual Holding Company Conversions:			$ 4,113	10.09%	0.67%	133%	$ 416.3	40%	132%	2.9%
Medians - Mutual Holding Company Conversions:			$ 3,483	11.44%	0.50%	167%	$ 236.1	44%	132%	1.3%
Averages - All Conversions:			$ 2,261	10.69%	0.64%	230%	$244.3	63%	123%	3.1%
Medians - All Conversions:			$ 584	11.61%	0.45%	117%	$101.6	51%	132%	3.0%

Contribution to Charitable Found / Insider Purchases / Pro Forma Data

Institution	Charitable Found: Form	Charitable Found: % of Offering (%)	Benefit Plans: ESOP (%)	Benefit Plans: Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): Core P/E (x)	Pricing Ratios(3): P/A (%)	Financial Charac.: Core ROA (%)	Financial Charac.: TE/A (%)	Financial Charac.: Core ROE (%)
Standard Conversions													
Louisiana Bancorp, Inc., LA	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%
Quaint Oak Bancorp, Inc., PA*(1)	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%
Averages - Standard Conversions:	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%
Medians - Standard Conversions:	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%
Second Step Conversions													
Abington Bancorp, Inc., PA*	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%
Averages - Second Step Conversions:	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%
Medians - Second Step Conversions:	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%
Mutual Holding Company Conversions													
Beneficial Mutual Bancorp, Inc., P	C/S	500K/4.02%	8.6%	4.4%	11.1%	1.3%	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%
Hometown Bancorp, Inc., NY	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%	0.00%	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%
TFS Financial Corporation, OH	C/S	5M/5.00%	12.4%	6.2%	15.5%	0.6%	0.00%	86.7%	27.5x	28.8%	0.5%	19.3%	2.7%
Averages - Mutual Holding Company Conversions:	NA	NA	10.0%	5.0%	12.5%	2.0%	0.00%	88.9%	32.1x	21.9%	0.5%	14.9%	3.2%
Medians - Mutual Holding Company Conversions:	NA	NA	8.8%	4.4%	11.1%	1.3%	0.00%	88.7%	27.5x	20.2%	0.5%	13.1%	2.7%
Averages - All Conversions:	NA	NA	8.9%	4.5%	11.1%	3.4%	0.25%	88.2%	29.2x	21.8%	0.7%	20.0%	3.3%
Medians - All Conversions:	NA	NA	8.4%	4.2%	10.4%	3.8%	0.00%	85.4%	27.4x	21.5%	0.7%	20.7%	3.2%

Post-IPO Pricing Trends (Closing Price)

Institution	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 7/20/07 ($)	% Change (%)
Standard Conversions									
Louisiana Bancorp, Inc., LA	$10.00	$10.95	9.5%	$10.40	4.0%	$10.65	6.5%	$10.65	6.5%
Quaint Oak Bancorp, Inc., PA*(1)	$10.00	$9.80	-2.0%	$9.30	-7.0%	$9.00	-10.0%	$9.00	-10.0%
Averages - Standard Conversions:	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.83	-1.8%	$9.83	-1.8%
Medians - Standard Conversions:	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.83	-1.8%	$9.83	-1.8%
Second Step Conversions									
Abington Bancorp, Inc., PA*	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.47	-5.3%	$9.47	-5.3%
Averages - Second Step Conversions:	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.47	-5.3%	$9.47	-5.3%
Medians - Second Step Conversions:	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.47	-5.3%	$9.47	-5.3%
Mutual Holding Company Conversions									
Beneficial Mutual Bancorp, Inc., P	$10.00	$9.21	-7.9%	$9.32	-6.8%	$9.32	-6.8%	$9.32	-6.8%
Hometown Bancorp, Inc., NY	$10.00	$10.00	0.0%	$10.00	0.0%	$9.40	-6.0%	$9.40	-6.0%
TFS Financial Corporation, OH	$10.00	$11.79	17.9%	$11.72	17.2%	$12.33	23.3%	$11.85	18.5%
Averages - Mutual Holding Company Conversions:	$10.00	$10.33	3.3%	$10.35	3.5%	$10.35	3.5%	$10.19	1.9%
Medians - Mutual Holding Company Conversions:	$10.00	$10.00	0.0%	$10.00	0.0%	$9.40	-6.0%	$9.40	-6.0%
Averages - All Conversions:	$10.00	$10.23	2.3%	$10.10	1.0%	$10.03	0.3%	$9.95	-0.5%
Medians - All Conversions:	$10.00	$9.90	-1.0%	$9.92	-0.8%	$9.44	-5.7%	$9.44	-5.7%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter
(9) Former credit union.

July 20, 2007

In addition to these recent transactions, we have considered ESSA Bancorp's current pricing since like North Penn, it operates in northeast Pennsylvania. ESSA Bancorp completed its standard conversion offering just outside of the most recent three month period on April 4, 2007 at pro forma P/TB of 86.9% and a P/E multiple of 28.8 times earnings. As of July 20, 2007, ESSA Bancorp was trading at a price of $10.99 per share, which is 9.9% above its IPO price and at a 95.5% P/TB ratio.

A summary of the current market pricing of these recent conversions as well as ESSA Bancorp is shown in the schedule below.

Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Price as of July 20, 2007 ($)	Change From IPO (%)	P/TB as of July 20, 2007 (%)
Second Step Transactions							
Abington Bancorp, Inc.	PA	6/28/07	ABBCD	$ 951	$ 9.47	-5.3%	97.40%
Standard Conversion Transactions							
Quaint Oak Bancorp	PA	7/5/07	QNTO	$ 61	$ 9.00	-10.0%	75.70%
Louisiana Bancorp	LA	7/10/07	LABC	$ 216	$ 10.65	6.5%	80.40%
ESSA Bancorp, Inc.	PA	4/4/07	ESSA	$ 907	$ 10.99	9.9%	95.50%
Average						**0.28%**	**87.25%**
Median						**0.60%**	**87.95%**

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing North Penn's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in North Penn's prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Most of the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information that would lead us to a different conclusion other than that reached in our Original Appraisal pertains to the deterioration in the thrift stock market as reflected in the market for thrift stock and the performance in the new issue market. Specifically, the Peer Group's earnings multiples are down in the range of 2% while the P/B and P/TB ratios have diminished by 4.2%. Likewise, the pricing ratios of all publicly traded thrifts have diminished since the date of the Original Appraisal while the SNL Thrift Index has declined by 7.5%. The new issue market has also weakened as offerings such as Abington Bancorp's second step stock offering closed near the minimum of the offering range and traded down in aftermarket trading. Additionally, recent offerings mutual holding company offerings by Beneficial Mutual Bancorp of PA and Hometown Bancorp of NY as well as Quaint Oak Bancorp's standard conversion offering traded lower in aftermarket trading. Taking the foregoing into account, we have revised the Marketing of the Issue valuation parameter to a "Slight Downward" adjustment in this updated valuation from "No Adjustment" in our Original Appraisal.

	Valuation Adjustment	
Key Valuation Parameters:	Original Appraisal	Updated Appraisal
Financial Condition	Slight Upward	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward	Slight Downward
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Downward	Slight Downward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	Slight Downward	Slight Downward
Marketing of the Issue	No Adjustment	Slight Downward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above and taking into consideration the change in the Marketing of the Issue valuation parameter from "No Adjustment" in the Original Appraisal to a "Slight Downward" valuation adjustment in this updated appraisal, RP Financial concluded that, as of July 20, 2007, the aggregate pro forma market value of North Penn's conversion stock was $18,607,430 at the midpoint, equal to 1,860,743 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 53.74% ownership interest to the public, which provides for a $10.0 million public offering at the midpoint value. The valuation reflects a 9.1% decrease relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating North Penn's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through June 30, 2007, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company's core earnings, we adjusted reported earnings of $315,000 for net gains on the sale of REO, investment securities and loans of $142,000 and the related tax impact. Thus, as shown below, the Company's core earnings were calculated to equal $231,000.

	Amount ($000)
Trailing 12 Month Net Income (06/30/07)	$315
Plus: Gains on Sale of REO, Investments and Loans	(142)
Tax Effect (1)	58
Core Earnings Estimate	$231

(1) Reflects a 41% tax rate on adjustments consistent with the average tax rate for the most recent 12 months.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the updated midpoint value of $18.6 million equaled 44.40 times and 55.53 times, respectively. The P/E premium relative to the Peer Group based on reported earnings decreased from 197.5% at the midpoint to 150.1% in this Update while the P/E premium relative to the Peer Group based on core earnings diminished to 206.8%, versus a 220.3% premium at the midpoint. In evaluating the appropriateness of the earnings multiples in the updated valuation, RP Financial considered the indicated discounts pursuant to the book value approach.

P/B Approach. The application of the P/B valuation method requires calculating North Penn's pro forma market value by applying a valuation P/B ratio to the Company's pro forma book value. As before, we also examine the price/tangible book ratio ("P/TB"), adjusting for the impact of intangible assets for the Peer Group. Based on the $18.6 million updated midpoint valuation, North Penn's pro forma P/B and P/TB ratios have decreased to 87.28% which represents a 5.3% reduction relative to the midpoint P/TB ratio of 92.12% in the Original Appraisal. Accordingly, the P/TB discount relative to the Peer Group has increased modestly from 27.4% in the Original Appraisal to 28.2% in this updated appraisal. However, we believe that the modestly greater discounted is warranted by recent trends in the thrift stock market generally and the new issue market specifically, as reflected in the "Slight Downward" adjustment applied for the Marketing of the Issue valuation parameter herein.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, North Penn's value equaled 14.57% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 14.90%, which implies a discount of 2.2% has been applied to the Company's pro forma P/A ratio – the P/A ratios were at parity at the midpoint of our Original Appraisal.

Trading of North Penn Stock. As of the date of the Original Appraisal (May 18, 2007) stock price of $14.75 per share and the 1,448,430 shares of North Penn stock outstanding, the Company's implied market value of $21.4 million was considered in the valuation process. However, since the conversion. After filing of the prospectus and the Original Appraisal, North Penn's stock price decreased to $13.75 per share as of July 20, 2007, resulting in an implied market value of $19.9 million, which is between the midpoint and the maximum of the updated valuation range. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of July 20, 2007, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $18,607,430 at the midpoint. Based on this valuation and the approximate 53.74% ownership interest being sold in the public offering, the midpoint value of the Company's stock offering is $10,000,000, equal to 1,000,000 shares at a per share value of $10.00. This updated valuation reflects a 9.1% decrease relative to the valuation conclusion set forth in the Original Appraisal. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of North Penn stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in North Penn equal to 46.26% as of June 30, 2007. The exchange ratio to be received by the existing minority shareholders of North Penn will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be vary within the range as noted in the schedule below. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Supermaximum	2,460,832	1,322,500	1,138,332	1.6990
Maximum	2,139,854	1,150,000	989,854	1.4774
Midpoint	1,860,743	1,000,000	860,743	1.2847
Minimum	1,581,631	850,000	731,631	1.0920
Distribution of Shares				
Supermaximum	100.00%	53.74%	46.26%	
Maximum	100.00%	53.74%	46.26%	
Midpoint	100.00%	53.74%	46.26%	
Minimum	100.00%	53.74%	46.26%	
Aggregate Market Value(1)				
Supermaximum	$24,608,320	$13,225,000	$11,383,320	
Maximum	21,398,540	11,500,000	9,898,540	
Midpoint	18,607,430	10,000,000	8,607,430	
Minimum	15,816,310	8,500,000	7,316,310	

(1) Based on offering price of $10.00 per share.

Respectfully submitted,

RP® FINANCIAL, LC.



James P. Hennessey
Senior Vice President

Table 6
Public Market Pricing
North Penn Bancorp, Inc.
As of July 20, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core			
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)	Exchange Ratio (x)
North Penn Bancorp, Inc.																					
Superrange	$10.00	$24.61	$0.19	$9.82	53.70x	101.87%	18.85%	101.87%	65.75x	$0.07	0.71%	37.93%	$131	18.51%	0.32%	0.35%	1.90%	0.29%	1.55%	13.23	1.69898
Maximum	$10.00	$21.40	$0.20	$10.58	48.93x	94.52%	16.59%	94.52%	60.57x	$0.08	0.81%	39.75%	$129	17.55%	0.32%	0.34%	1.93%	0.27%	1.56%	11.50	1.47738
Midpoint	$10.00	$18.61	$0.23	$11.46	44.40x	87.28%	14.57%	87.28%	55.53x	$0.09	0.93%	41.47%	$128	16.69%	0.33%	0.33%	1.97%	0.26%	1.57%	10.00	1.28466
Minimum	$10.00	$15.82	$0.25	$12.64	39.45x	79.09%	12.52%	79.09%	49.91x	$0.11	1.10%	43.36%	$126	15.82%	0.33%	0.32%	2.00%	0.25%	1.58%	8.50	1.09196
All Public Companies(7)																					
Averages	$16.80	$405.09	$0.79	$13.40	20.19x	131.03%	16.55%	148.58%	20.45x	$0.40	2.31%	34.89%	$3,069	12.69%	0.55%	0.56%	5.48%	0.55%	5.24%		
Medians	14.00	99.41	0.50	11.32	17.73x	124.30%	13.86%	139.26%	18.56x	$0.32	2.28%	19.16%	$793	10.63%	0.35%	0.57%	4.67%	0.58%	4.74%		
All Non-MHC State of PA(7)																					
Averages	$16.97	$972.09	$0.99	$14.78	17.25	112.02%	11.81%	152.04%	18.57x	$0.44	2.62%	39.36%	$7,951	10.96%	0.39%	0.60%	6.45%	0.62%	6.65%		
Medians	$16.10	$146.46	$0.81	$13.33	16.04	113.65%	10.80%	133.05%	16.03x	$0.43	2.91%	42.67%	$990	9.04%	0.32%	0.65%	7.04%	0.65%	7.03%		
Comparable Group Averages																					
Averages	$15.60	$62.46	$0.81	$12.89	17.75x	119.41%	14.90%	121.51%	18.10x	$0.40	1.80%	23.46%	$448	12.54%	0.30%	0.58%	5.88%	0.59%	5.85%		
Medians	$14.15	$53.52	$0.46	$11.95	15.65x	123.95%	11.69%	123.95%	16.03x	$0.36	1.66%	18.61%	$412	9.16%	0.27%	0.52%	6.02%	0.55%	5.43%		
Comparable Group																					
ABNJ American Bancorp of NJ	$10.36	$129.18	$0.10	$8.73	NM	118.67%	23.31%	118.67%	NM	$0.16	1.54%	NM	$554	19.64%	NA	0.24%	1.03%	0.24%	1.03%		
ESBK Elmira Svgs Bank, FSB of NY	$22.00	$31.92	$1.54	$17.09	18.97	128.73%	8.49%	129.87%	14.29x	$0.80	3.64%	51.95%	$376	6.59%	0.11%	0.47%	7.06%	0.63%	9.37%		
FSBI Fidelity Bancorp, Inc. of PA	$16.75	$50.08	$1.13	$15.45	12.14	108.41%	6.88%	115.28%	14.82x	$0.56	3.34%	49.56%	$728	6.34%	NA	0.57%	9.41%	0.46%	7.71%		
FKFS First Keystone Fin., Inc of PA	$17.75	$43.10	$0.42	$14.30	NM	124.13%	8.26%	124.13%	NM	$0.00	0.00%	0.00%	$522	6.65%	0.75%	0.16%	2.71%	0.20%	3.35%		
MFLR Mayflower Co-Op. Bank of MA	$11.66	$24.44	$0.49	$9.24	21.59	126.19%	10.24%	126.46%	23.80x	$0.40	3.43%	NM	$239	8.11%	0.01%	0.47%	5.97%	0.42%	5.41%		
NEBS New England Bnchrs Inc. of CT	$11.56	$61.81	$0.18	$10.65	NM	108.54%	22.36%	111.91%	NM	$0.12	1.04%	66.67%	$276	20.60%	0.21%	0.37%	1.78%	0.35%	1.69%		
ROME Rome Bancorp, Inc. of Rome NY	$11.89	$100.79	$0.40	$8.98	29.73	132.41%	33.27%	132.41%	29.73x	$0.32	2.69%	NM	$303	25.13%	0.38%	1.12%	4.15%	1.12%	4.15%		
THRD TF Fin. Corp. of Newtown PA	$30.13	$88.22	$1.88	$23.04	15.61	130.77%	13.33%	140.20%	16.03x	$0.80	2.66%	42.55%	$662	10.20%	0.32%	0.85%	8.74%	0.83%	8.51%		
WVFC WVS Financial Corp. of PA	$16.40	$38.05	$1.55	$13.25	10.58	123.77%	9.76%	123.77%	10.58x	$0.64	3.90%	41.29%	$390	7.89%	NA	0.89%	11.84%	0.89%	11.84%		
WSB Washington SB, FSB of Bowie MD	$7.51	$56.96	$0.43	$8.12	15.65	92.49%	13.14%	92.49%	17.47x	$0.16	2.13%	37.21%	$434	14.20%	NA	0.80%	6.07%	0.71%	5.44%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of July 20, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Weekly Thrift Market Line - Part One
Prices As Of July 20, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(127)	17.88	28,882	477.1	22.11	16.74	18.03	-0.60	-7.24	-10.66	1.01	0.94	15.07	13.47	158.55
SAIF-Insured Thrifts(127)	17.88	28,882	477.1	22.11	16.74	18.03	-0.60	-7.24	-10.66	1.01	0.94	15.07	13.47	158.55
NYSE Traded Companies(13)	23.62	110,305	2,199.7	32.73	22.60	24.24	-2.40	-18.75	-21.67	2.23	1.66	20.47	17.47	228.30
AMEX Traded Companies(4)	17.25	12,777	130.6	21.56	15.29	17.46	-1.25	-10.42	-16.88	1.05	1.02	13.19	12.75	122.56
NASDAQ Listed OTC Companies(110)	17.24	20,021	289.9	20.89	16.11	17.33	-0.36	-5.78	-9.14	0.87	0.85	14.51	13.04	151.82
California Companies(9)	26.71	18,729	600.1	36.90	25.63	27.42	-2.16	-15.88	-18.17	3.07	2.18	23.41	23.08	288.23
Florida Companies(5)	12.50	27,448	314.7	19.92	11.54	12.68	-1.93	-31.41	-28.75	1.03	0.90	11.20	10.65	165.68
Mid-Atlantic Companies(35)	16.49	59,010	933.0	20.11	15.70	16.63	-0.44	-5.85	-10.14	0.83	0.87	12.96	10.80	140.21
Mid-West Companies(41)	17.79	8,940	131.1	21.22	16.38	17.87	-0.43	-6.80	-8.93	0.89	0.85	15.77	14.27	169.03
New England Companies(17)	17.21	33,913	538.1	20.74	16.39	17.29	-0.64	-4.19	-9.15	0.53	0.57	15.27	13.55	123.18
North-West Companies(5)	17.53	28,199	600.2	21.55	15.97	17.22	2.07	0.54	-9.33	1.03	1.01	11.88	10.64	101.52
South-East Companies(11)	19.36	8,870	135.2	22.96	17.83	19.58	-0.90	-0.52	-7.52	1.19	1.16	14.98	13.71	135.62
South-West Companies(3)	11.05	13,609	171.0	17.85	10.47	11.21	-0.73	-29.31	-28.94	0.45	0.19	12.38	8.98	120.24
Western Companies (Excl CA)(1)	24.26	7,257	176.1	26.32	18.75	24.33	-0.29	3.01	21.36	1.16	1.44	15.13	15.13	289.88
Thrift Strategy(120)	17.50	22,830	354.6	21.58	16.38	17.63	-0.57	-7.38	-10.41	0.98	0.91	14.96	13.40	156.04
Mortgage Banker Strategy(4)	18.79	141,786	2,803.5	26.37	18.37	19.07	-1.75	-20.93	-26.27	1.03	0.89	15.50	12.10	189.54
Real Estate Strategy(1)	13.24	7,730	102.3	14.00	9.81	13.26	-0.15	29.80	25.26	0.67	0.65	9.23	9.23	117.41
Diversified Strategy(2)	40.01	152,557	2,874.0	46.83	37.17	40.71	0.07	9.47	-11.43	2.79	2.89	23.06	22.77	257.31
Companies Issuing Dividends(110)	18.20	31,387	518.4	22.50	17.07	18.33	-0.49	-7.69	-11.20	1.07	1.01	15.18	13.48	162.20
Companies Without Dividends(16)	15.52	10,097	167.2	19.13	14.30	15.79	-1.41	-3.91	-6.64	0.55	0.46	14.20	13.43	131.18
Equity/Assets <6%(6)	17.90	40,922	789.8	23.35	16.51	18.11	-1.06	-15.41	-9.98	1.51	1.41	14.64	14.11	265.25
Equity/Assets 6-12%(77)	20.10	16,870	332.4	25.14	18.75	20.35	-1.13	-8.83	-11.85	1.29	1.17	16.27	14.78	196.98
Equity/Assets >12%(43)	14.07	48,041	687.9	16.75	13.32	14.04	0.37	-3.54	-8.71	0.47	0.49	13.06	11.15	79.96
Converted Last 3 Mths (no MHC)(2)	10.06	15,404	149.6	11.87	9.48	10.03	0.21	5.63	-7.26	0.35	0.35	11.48	11.48	43.26
Actively Traded Companies(10)	23.20	66,552	1,435.9	28.81	22.35	23.43	-1.12	-9.06	-13.40	1.06	1.17	17.64	15.81	197.13
Market Value Below $20 Million(5)	10.50	1,951	17.3	12.40	8.83	10.53	-0.29	-2.41	-5.28	0.04	-0.07	9.93	9.69	126.87
Holding Company Structure(120)	18.10	30,329	503.0	22.36	16.94	18.25	-0.61	-7.46	-11.02	1.05	0.98	15.24	13.54	159.36
Assets Over $1 Billion(54)	19.71	63,345	1,060.8	25.74	18.83	20.02	-1.21	-11.93	-16.62	1.41	1.21	16.03	13.32	176.17
Assets $500 Million-$1 Billion(36)	19.67	5,862	93.0	23.05	17.89	19.69	-0.14	-2.05	-5.53	1.01	1.05	15.91	14.67	177.41
Assets $250-$500 Million(25)	13.47	4,218	51.7	15.95	12.94	13.55	-0.30	-6.50	-7.91	0.59	0.62	12.83	12.34	118.68
Assets less than $250 Million(11)	13.69	2,242	25.0	16.36	11.99	13.66	0.07	-4.28	-6.30	0.14	0.08	13.00	12.88	105.84
Goodwill Companies(88)	19.33	38,311	648.0	24.17	18.10	19.48	-0.57	-8.86	-12.70	1.21	1.12	15.99	13.68	173.26
Non-Goodwill Companies(37)	14.80	8,030	99.1	17.71	13.83	14.93	-0.76	-3.93	-6.50	0.58	0.55	13.01	13.01	128.25
Acquirors of FSLIC Cases(4)	25.69	29,939	932.3	31.93	24.71	26.32	-1.94	-7.11	-11.73	1.52	1.27	21.25	20.85	227.15

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	13.11	30,979	160.2	15.59	12.33	13.26	-1.02	2.59	-7.10	0.27	0.27	7.75	7.32	58.35
SAIF-Insured Thrifts(40)	13.11	30,979	160.2	15.59	12.33	13.26	-1.02	2.59	-7.10	0.27	0.27	7.75	7.32	58.35
AMEX Traded Companies(1)	10.80	2,299	10.6	14.35	10.60	10.95	-1.37	-15.29	-13.60	0.44	0.50	8.78	8.78	57.62
NASDAQ Listed OTC Companies(39)	13.18	31,823	164.6	15.63	12.38	13.33	-1.01	3.12	-6.91	0.26	0.26	7.72	7.28	58.38
Mid-Atlantic Companies(23)	12.43	24,263	129.0	14.97	11.74	12.66	-1.79	0.14	-7.50	0.28	0.28	7.74	7.26	56.73
Mid-West Companies(7)	15.71	66,816	327.6	17.71	14.49	15.68	0.91	4.87	-0.59	0.27	0.27	8.24	7.77	62.62
New England Companies(5)	11.53	11,528	62.4	14.14	11.08	11.67	-1.16	-1.36	-13.44	0.24	0.24	7.28	6.95	63.28
South-East Companies(2)	13.61	10,889	45.7	17.00	13.35	13.41	1.49	1.95	-18.26	0.24	0.24	5.86	5.77	40.53
South-West Companies(1)	15.70	25,789	182.2	19.00	14.25	15.65	0.32	57.00	-7.32	0.17	0.17	8.40	8.40	62.27
Thrift Strategy(40)	13.11	30,979	160.2	15.59	12.33	13.26	-1.02	2.59	-7.10	0.27	0.27	7.75	7.32	58.35
Companies Issuing Dividends(26)	13.66	18,377	117.0	16.33	12.76	13.81	-0.98	0.74	-8.88	0.31	0.30	7.95	7.35	62.39
Companies Without Dividends(14)	12.18	52,307	233.4	14.35	11.60	12.32	-1.10	5.73	-4.09	0.20	0.20	7.41	7.26	51.53
Equity/Assets 6-12%(14)	14.62	15,456	129.5	17.70	13.67	14.95	-2.03	-3.56	-20.40	0.37	0.36	8.64	8.00	89.55
Equity/Assets >12%(25)	12.32	39,079	176.2	14.50	11.63	12.38	-0.50	5.80	-5.38	0.21	0.21	7.29	6.96	42.08
Holding Company Structure(37)	13.19	31,626	163.9	15.74	12.38	13.34	-1.00	2.90	-7.03	0.27	0.27	7.80	7.34	59.83
Assets Over $1 Billion(11)	16.60	84,233	443.1	19.77	15.79	16.69	0.02	9.04	-4.79	0.29	0.30	8.07	7.45	59.98
Assets $500 Million-$1 Billion(9)	11.92	19,435	92.4	14.36	11.71	12.20	-2.38	0.80	-12.88	0.21	0.21	7.30	7.29	46.89
Assets $250-$500 Million(19)	11.71	7,499	37.1	13.79	10.76	11.85	-1.19	0.61	-6.46	0.26	0.25	7.64	7.18	60.56
Assets less than $250 Million(1)	10.80	2,299	10.6	14.35	10.60	10.95	-1.37	-15.29	-13.60	0.44	0.50	8.78	8.78	57.62
Goodwill Companies(18)	12.87	40,773	185.9	15.30	12.11	12.95	-0.53	-1.13	-8.09	0.27	0.27	7.69	6.73	65.13
Non-Goodwill Companies(21)	13.47	21,560	133.3	16.10	12.64	13.66	-1.30	5.67	-6.43	0.27	0.27	7.83	7.83	54.30
MHC Institutions(40)	13.11	30,979	160.2	15.59	12.33	13.26	-1.02	2.59	-7.10	0.27	0.27	7.75	7.32	58.35
MHC Converted Last 3 Months(2)	10.59	207,292	793.3	11.15	9.89	10.30	2.42	5.85	5.85	0.15	0.19	6.34	5.49	36.68

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2004(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	24.32	96,852	2,355.4	31.75	24.22	24.86	-2.17	-19.87	-19.36	1.67	1.66	12.57	10.66	220.89
BFF	BFC Financial Corp. of FL(8)	3.38	35,847	121.2	7.06	3.38	3.41	-0.88	-43.00	-49.17	-0.10	-0.24	4.54	2.38	212.17
BBX	BankAtlantic Bancorp of FL	7.57	59,832	452.9	14.96	7.50	7.82	-3.20	-43.51	-45.18	0.24	0.05	8.61	7.32	106.63
DSL	Downey Financial Corp. of CA	60.20	27,854	1,676.8	75.29	59.08	62.12	-3.09	-13.24	-17.06	7.30	6.39	51.68	51.57	547.06
FED	FirstFed Financial Corp. of CA	54.60	16,593	906.0	69.70	49.57	56.22	-2.88	-7.17	-18.47	7.86	7.50	44.05	44.00	514.28
FBC	Flagstar Bancorp, Inc. of MI	11.70	62,360	729.6	15.59	11.22	11.89	-1.60	-26.28	-21.16	1.03	0.61	12.79	12.79	247.47
GLK	Great Lakes Bancorp, Inc of NY	13.00	10,922	142.0	16.98	11.68	13.31	-2.33	-14.47	-7.41	-0.13	-0.13	12.42	12.42	82.84
IMB	IndyMac Bancorp, Inc. of CA	26.54	73,579	1,952.8	48.14	26.27	27.45	-3.32	-39.85	-41.23	4.29	-1.42	27.93	26.40	403.57
NYB	New York Community Bcrp of NY	17.37	296,385	5,148.2	18.15	15.69	17.48	-0.63	3.52	7.89	0.78	0.85	12.52	4.94	94.40
NAL	NewAlliance Bancshares of CT	13.69	113,452	1,553.2	17.09	13.45	14.03	-2.42	-2.14	-16.52	0.42	0.43	12.62	7.40	70.32
PFB	PFF Bancorp, Inc. of Pomona CA	18.46	24,109	445.1	39.49	18.04	19.34	-4.55	-46.55	-46.51	2.32	2.33	16.47	16.42	188.87
PFS	Provident Fin. Serv. Inc of NJ	14.85	62,622	929.9	18.94	14.57	15.05	-1.33	-16.01	-18.09	0.86	0.84	16.27	9.43	91.71
SOV	Sovereign Bancorp, Inc. of PA	21.09	479,100	10,104.2	26.70	19.90	21.36	-1.26	0.52	-16.94	0.07	0.75	17.74	6.32	171.56
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	7.10	9,389	66.7	10.89	6.56	7.34	-3.27	-33.40	-29.70	0.26	0.23	5.82	5.82	75.33
GOV	Gouverneur Bcp MHC of NY(42.8)	10.80	2,299	10.6	14.35	10.60	10.95	-1.37	-15.29	-13.60	0.44	0.50	8.78	8.78	57.62
WFD	New Westfield Fin. Inc. of MA	9.38	31,926	299.5	11.13	8.64	9.65	-2.80	6.83	-11.01	0.17	0.18	9.19	9.19	31.76
TSH	Teche Hlding Cp of N Iberia LA	45.00	2,209	99.4	54.40	38.61	45.50	-1.10	-6.25	-12.62	3.27	3.25	29.61	27.87	325.99
WSB	Washington SB, FSB of Bowie MD	7.51	7,585	57.0	9.80	7.35	7.35	2.18	-8.86	-14.17	0.48	0.43	8.12	8.12	57.17
NASDAQ Listed OTC Companies															
ABBCD	Abington Bancorp, Inc. of PA	9.47	24,461	231.6	12.74	8.81	9.71	-2.47	4.76	-21.02	0.37	0.37	9.71	9.71	43.87
ALLB	Alliance Bank MHC of PA (45.0)	9.22	7,225	30.0	11.94	8.97	9.20	0.22	-23.99	-14.31	0.19	0.19	6.86	6.86	58.02
ASBI	Ameriana Bancorp of IN	9.57	2,989	28.6	14.24	9.51	9.84	-2.74	-28.37	-26.78	-0.41	-0.13	10.84	10.56	146.20
ABNJ	American Bancorp of NJ	10.36	12,469	129.2	12.39	10.20	10.29	0.68	-12.50	-13.52	0.10	0.10	8.73	8.73	44.45
ABCW	Anchor BanCorp Wisconsin of WI	23.33	21,669	505.5	31.03	22.95	23.56	-0.98	-20.21	-19.05	1.80	1.70	15.55	14.63	209.50
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	14.48	13,673	73.6	20.06	14.20	14.47	0.07	-6.88	-20.57	0.35	0.35	6.58	6.37	64.82
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	9.43	5,915	20.4	17.30	8.45	8.60	9.65	-12.20	-37.13	-1.79	-1.14	5.82	5.40	122.81
BKMU	Bank Mutual Corp of WI	11.19	55,195	617.6	12.76	10.93	11.24	-0.44	-7.98	-7.60	0.36	0.35	9.14	8.14	66.01
BFIN	BankFinancial Corp. of IL	14.69	23,175	340.4	18.50	14.60	15.03	-2.26	-12.72	-17.52	0.37	0.36	13.36	11.99	67.61
BKUNA	BankUnited Fin. Corp. of FL	18.36	36,502	670.2	31.82	18.09	18.59	-1.24	-37.66	-34.33	2.72	2.39	21.84	21.06	381.99
BNCL	Beneficial Mut MHC of PA(44.3)	9.32	82,265	339.9	9.69	9.10	9.55	-2.41	-6.80	-6.80	0.15	0.14	7.12	5.43	44.62
BFBC	Benjamin Frkln Bncrp Inc of MA	13.75	8,200	112.8	16.94	13.22	13.76	-0.07	-0.79	-15.64	0.50	0.64	13.29	8.83	108.68
BHLB	Berkshire Hills Bancorp of MA	30.01	8,807	264.3	39.67	29.47	30.75	-2.41	-10.76	-10.31	1.29	1.63	29.87	16.13	246.91
BRBI	Blue River Bancshares of IN	5.20	3,507	18.2	7.00	1.49	5.19	0.19	-21.45	-14.75	0.16	0.16	5.14	4.17	65.90
BOFI	Bofi Holding, Inc. Of CA	7.12	8,277	58.9	8.00	6.09	7.25	-1.79	-2.33	2.74	0.36	0.32	8.21	8.21	102.33
BYFC	Broadway Financial Corp. of CA	10.88	1,638	17.8	11.29	10.25	10.88	0.00	3.72	3.62	0.97	0.97	10.89	10.89	186.02
BRKL	Brookline Bancorp, Inc. of MA	11.21	59,585	667.9	14.25	10.90	10.97	2.19	-13.17	-14.88	0.34	0.34	9.53	8.68	39.46
BFSB	Brooklyn Fed MHC of NY (30.0)	14.70	13,420	58.3	15.50	11.87	14.75	-0.34	23.43	11.36	0.28	0.28	6.27	6.27	29.72
CITZ	CFS Bancorp, Inc of Munster IN	14.28	10,980	156.8	15.16	14.10	14.15	0.92	-3.38	-2.53	0.49	0.43	11.88	11.76	112.70
CMSB	CMS Bancorp, Inc. of NY	10.56	2,055	21.7	12.00	10.00	10.76	-1.86	5.60	5.60	0.09	0.05	11.73	11.73	68.29
CFFN	Capitol Fd Fn MHC of KS (29.5)	33.90	74,270	740.3	40.42	32.68	34.77	-2.50	-1.77	-11.76	0.54	0.54	11.72	11.72	109.03
CARV	Carver Bancorp, Inc. of NY	15.76	2,508	39.5	18.12	14.52	16.00	-1.50	-10.71	1.16	1.03	1.48	20.58	18.03	293.29
CEBK	Central Bncrp of Somerville MA	24.43	1,640	40.1	33.90	23.90	24.43	0.00	-25.61	-24.51	0.91	0.69	24.86	23.49	344.81
CFBK	Central Federal Corp. of OH	6.82	4,435	30.2	8.46	6.22	6.63	2.87	-15.07	-7.34	0.06	0.01	6.51	6.51	54.28
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.36	9,308	53.0	13.75	11.51	13.37	-0.07	13.03	1.06	0.20	0.20	7.70	7.70	33.81
CBNK	Chicopee Bancorp, Inc. of MA	14.24	7,439	105.9	16.19	13.03	14.15	0.64	-1.52	-9.01	-0.31	-0.34	14.64	14.64	62.41
CZWI	Citizens Comm Bncorp Inc of WI	9.15	7,114	65.1	11.12	8.75	9.13	0.22	-0.97	-6.44	0.03	0.03	10.91	9.90	42.47
CTZN	Citizens First Bancorp of MI	18.81	8,160	153.5	31.64	18.64	19.09	-1.47	-28.56	-38.81	1.15	1.12	22.01	20.49	219.66
CSBC	Citizens South Banking of NC	12.69	7,886	100.1	13.86	12.13	12.62	0.55	1.28	-1.93	0.72	0.72	10.86	6.86	93.54
CSBK	Clifton Svg Bp MHC of NJ(43.3)	10.33	28,791	132.4	12.35	10.26	10.54	-1.99	-4.35	-15.26	0.10	0.10	6.61	6.61	28.37
COBK	Colonial Bank MHC of NJ (46.0)	13.67	4,433	28.4	16.05	12.41	14.25	-4.07	12.51	-2.77	0.38	0.37	8.40	8.40	93.02
CFFC	Community Fin. Corp. of VA	10.61	4,296	45.6	12.97	10.59	10.87	-2.39	-4.41	-9.47	0.97	0.97	8.90	8.90	104.78
DCOM	Dime Community Bancshare of NY	12.57	36,063	453.3	15.36	12.21	12.64	-0.55	-9.89	-10.28	0.78	0.72	7.91	6.36	91.49
ESBF	ESB Financial Corp. of PA	9.95	12,714	126.5	12.05	9.91	10.75	-7.44	-15.25	-9.55	0.77	0.74	10.31	6.81	149.84
ESSA	ESSA Bancorp, Inc. of PA	10.99	16,981	186.6	12.21	10.93	10.96	0.27	9.90	9.90	0.35	0.35	11.50	11.50	53.43
ESBK	Elmira Svgs Bank, FSB of NY	22.00	1,451	31.9	28.92	22.00	22.00	0.00	-12.87	-20.00	1.16	1.54	17.09	16.94	259.22
EBTX	Encore Bancshares, Inc. of TX(8)	22.25	7,897	175.7	23.12	21.75	0.00	-1.00	5.95	5.95	0.00	0.00	0.00	0.00	0.00
FFDF	FFD Financial Corp of Dover OH	15.90	1,106	17.6	18.51	15.00	15.96	-0.38	-3.64	-9.19	1.43	1.33	16.01	16.01	153.28
FFCO	FedFirst Fin MHC of PA (45.8)	9.00	6,708	27.6	10.50	8.64	9.05	-0.55	-11.15	-7.22	-0.13	-0.13	6.90	6.74	42.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2007

Financial Institution	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Shares Outstanding (000)	Market Capitalization: Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/Share ($)	Tangible Book Value/Share(4) ($)	Assets/Share ($)
NASDAQ Listed OTC Companies (continued)														
FSBI Fidelity Bancorp, Inc. of PA	16.75	2,990	50.1	19.75	16.75	16.75	0.00	-14.97	-10.14	1.38	1.13	15.45	14.53	243.54
FBTC First BancTrust Corp of IL	11.40	2,293	26.1	12.50	10.75	11.40	0.00	-4.04	-3.39	0.46	0.41	11.58	11.02	130.47
FBEI First Bancorp of Indiana of IN	15.00	1,841	27.6	20.82	15.00	15.25	-1.64	-18.83	-24.28	0.43	0.37	18.49	14.74	197.74
FBSI First Bancshares, Inc. of MO	16.28	1,551	25.3	17.99	15.10	16.50	-1.33	-5.07	-6.44	-0.19	-0.24	17.17	16.98	155.76
FCAP First Capital, Inc. of IN	16.99	2,838	48.2	19.25	16.99	16.99	0.00	-4.07	-8.41	1.24	1.13	15.65	13.62	158.74
FCLF First Clover Leaf Fin Cp of IL	10.50	9,074	95.3	12.46	10.42	10.70	-1.87	-2.78	-8.70	0.24	0.25	10.31	9.06	41.66
FCFL First Community Bk Corp of FL	16.95	4,068	69.0	22.00	14.01	16.95	0.00	-11.07	-5.78	0.91	0.91	8.52	8.41	98.77
FDEF First Defiance Fin. Corp of OH	26.68	7,178	191.5	30.70	25.18	26.37	1.18	3.53	-11.80	2.14	1.91	22.92	17.28	211.54
FFNM First Fed of N. Michigan of MI	8.20	2,996	24.6	9.80	8.01	8.05	1.86	-15.55	-9.89	0.09	0.10	11.64	10.35	90.74
FFBH First Fed. Bancshares of AR	23.10	4,872	112.5	25.43	22.00	23.45	-1.49	4.01	-5.02	1.14	1.02	15.25	15.25	171.34
FFSX First Federal Bankshares of IA	18.55	3,395	63.0	22.51	18.06	18.40	0.82	-14.63	-14.52	0.93	0.68	20.65	15.19	190.78
FFCH First Fin. Holdings Inc. of SC	30.52	11,841	361.4	41.50	29.54	31.38	-2.74	-4.18	-22.10	2.32	2.21	15.99	14.06	227.29
FFHS First Franklin Corp. of OH	13.59	1,680	22.8	18.19	13.15	14.00	-2.93	-20.90	-12.32	0.78	1.24	15.30	15.30	197.10
FKFS First Keystone Fin., Inc of PA	17.75	2,428	43.1	20.61	16.47	18.25	-2.74	3.20	-8.51	0.34	0.42	14.30	14.30	214.96
FMSB First Mutual Bncshrs Inc of WA(8)	26.01	6,688	174.0	27.08	20.82	26.03	-0.08	20.42	12.21	1.64	1.32	10.82	10.82	158.02
FNFG First Niagara Fin. Group of NY	12.62	108,120	1,364.5	15.43	12.50	12.70	-0.63	-13.15	-15.07	0.77	0.79	12.83	5.91	73.49
FPTB First PacTrust Bancorp of CA	23.44	4,416	103.5	28.92	23.25	24.00	-2.33	-17.17	-15.41	1.05	1.05	18.83	18.83	178.39
FPFC First Place Fin. Corp. of OH	16.20	17,236	279.2	25.49	16.18	17.40	-6.90	-26.83	-31.03	1.42	1.25	19.15	13.19	179.59
FFIC Flushing Fin. Corp. of NY	15.38	21,113	324.7	18.79	15.08	15.64	-1.66	-12.51	-9.90	1.00	0.95	10.41	9.56	139.30
FXCB Fox Chase Bncp MHC of PA(44.5)	12.53	14,680	81.8	14.32	12.25	12.95	-3.24	25.30	-7.19	0.25	0.24	8.62	8.62	50.56
FBTX Franklin Bank Corp of TX	13.11	23,614	309.6	21.88	12.94	13.67	-4.10	-33.01	-36.17	0.64	0.12	14.99	8.20	205.51
GSLA GS Financial Corp. of LA	20.47	1,266	25.9	22.01	16.50	20.44	0.15	17.98	3.38	1.53	1.55	21.49	21.49	133.19
PEDE Great Pee Dee Bancorp of SC(8)	19.23	1,790	34.4	20.16	14.38	19.95	-3.61	27.77	24.06	0.89	0.87	15.27	14.97	122.34
GCBC Green Co Bcrp MHC of NY (44.4)	12.35	4,150	22.7	17.00	11.33	12.58	-1.83	-20.32	-20.32	0.57	0.61	8.52	8.52	77.45
HFFC HF Financial Corp. of SD	17.36	3,988	69.2	18.50	15.45	17.45	-0.52	1.52	0.46	1.42	1.88	15.49	14.25	249.78
HMNF HMN Financial, Inc. of MN	34.91	4,307	150.4	36.10	32.25	35.23	-0.91	-3.27	1.16	2.08	1.80	22.01	21.11	259.36
HBNK Hampden Bancorp, Inc. of MA	10.50	7,950	83.5	13.00	10.00	10.55	-0.47	5.00	5.00	-0.35	-0.36	12.80	12.80	64.26
HARL Harleysville Svgs Fin Cp of PA	15.80	3,921	62.0	19.93	14.81	15.75	0.32	-7.33	-14.50	0.92	0.89	12.55	12.55	194.76
HWFG Harrington West Fncl Grp of CA	15.99	5,547	88.7	18.49	15.00	15.97	0.13	0.25	-7.30	1.44	1.46	12.48	11.33	203.06
HBOS Heritage Fn Gp MHC of GA(29.9)	13.61	10,889	45.7	17.00	13.35	13.41	1.49	1.95	-18.26	0.24	0.24	5.86	5.77	40.53
HIFS Hingham Inst. for Sav. of MA	31.70	2,119	67.2	39.00	29.89	31.70	0.00	-18.72	-7.53	2.02	2.02	24.80	24.80	330.07
HOME Home Fed Bncp MHC of ID (40.8)(8)	14.88	15,232	92.1	17.99	13.72	15.40	-3.38	4.64	-13.29	0.38	0.32	7.29	7.29	48.97
HFBC HopFed Bancorp, Inc. of KY	15.99	3,618	57.9	16.80	15.20	15.99	0.00	-2.68	-0.68	1.03	1.06	14.69	12.37	212.91
HCBK Hudson City Bancorp, Inc of NJ	11.58	546,976	6,334.0	14.25	11.45	11.63	-0.43	-9.81	-16.57	0.52	0.52	8.83	8.53	68.50
IFSB Independence FSB of DC	10.00	1,552	15.5	12.80	8.57	10.10	-0.99	11.73	-0.79	-2.40	-2.74	7.67	7.67	102.28
ISBC Investors Bcrp MHC of NJ(45.7)	12.78	113,086	679.6	16.00	12.52	13.00	-1.69	-4.34	-18.75	0.23	0.25	7.64	7.64	48.50
JXSB Jcksnville Bcp MHC of IL(47.7)	13.15	1,987	12.5	13.80	11.18	12.50	5.20	-3.59	1.62	0.34	0.34	10.80	9.38	138.62
JFBI Jefferson Bancshares Inc of TN	11.73	6,455	75.7	13.57	11.50	11.70	0.26	-7.20	-9.91	0.22	0.25	11.41	11.41	51.09
KFED K-Fed Bancorp MHC of CA (37.3)(8)	13.94	13,970	73.4	20.08	13.73	13.95	-0.07	-7.25	-26.05	0.34	0.34	6.56	6.25	57.18
KNBT KNBT Bancorp, Inc. of PA	14.00	27,631	386.8	17.52	13.81	14.38	-2.64	-12.01	-16.32	0.85	0.88	13.09	8.28	105.20
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.07	8,381	38.2	10.70	9.60	10.34	-2.61	-2.52	-1.76	0.10	0.10	7.44	5.63	31.88
KRNY Kearny Fin Cp MHC of NJ (29.7)	12.63	71,602	272.0	17.07	12.36	12.77	-1.10	-12.60	-21.36	0.05	0.05	6.61	5.46	28.04
LSBX LSB Corp of No. Andover MA	16.18	4,602	74.5	18.06	15.85	16.09	0.56	-4.77	-2.35	0.14	0.66	12.87	12.87	121.62
LSBI LSB Fin. Corp. of Lafayette IN	25.00	1,596	39.9	27.54	24.25	26.52	-5.73	-3.66	2.04	2.02	1.93	22.07	22.07	226.58
LSBK Lake Shore Bnp MHC of NY(45.0)	10.33	6,613	30.7	14.50	9.95	10.26	0.68	2.79	-17.75	0.27	0.27	8.19	8.19	53.22
LEGC Legacy Bancorp, Inc. of MA	14.45	10,243	148.0	16.41	14.44	14.88	-2.89	-7.67	-8.83	0.22	0.35	14.10	13.80	80.31
LBCP Liberty Bancorp, Inc. of MO	10.51	4,761	50.0	11.52	9.85	10.60	-0.85	3.65	-2.05	0.38	0.35	10.29	10.29	62.77
LABC Louisiana Bancorp, Inc. of LA	10.65	6,346	67.6	10.99	10.15	10.35	2.90	6.50	6.50	0.32	0.32	13.25	13.25	42.64
MAFB MAF Bancorp, Inc. of IL(8)	53.95	32,930	1,776.6	55.01	39.50	54.38	-0.79	30.50	20.72	2.44	2.49	33.04	20.75	317.24
MFBC MFB Corp. of Mishawaka IN	33.75	1,319	44.5	36.19	30.28	33.75	0.00	7.14	-1.34	2.79	2.79	30.97	28.34	380.26
MSBF MSB Fin Corp MHC of NJ (45.0)	10.02	5,621	25.3	12.50	9.96	10.24	-2.15	0.20	0.20	0.28	0.28	7.68	7.68	50.29
MGYR Magyar Bancorp MHC of NJ(46.0)	12.89	5,924	35.1	15.20	11.10	13.50	-4.52	15.19	-6.32	0.15	0.14	8.25	8.25	79.02
MASB MassBank Corp. of Reading MA	33.49	4,338	145.3	33.95	32.20	33.22	0.81	2.60	1.82	1.68	1.59	25.04	24.79	190.91
MFLR Mayflower Co-Op. Bank of MA	11.66	2,096	24.4	14.97	10.00	12.00	-2.83	-5.51	-4.27	0.54	0.49	9.24	9.22	113.91
CASH Meta Financial Group of IA	40.47	2,560	103.6	41.50	23.32	40.47	0.00	73.69	35.81	0.19	1.04	17.47	16.14	284.93
MFSF MutualFirst Fin. Inc. of IN	17.30	4,357	75.4	22.92	16.50	16.52	4.72	-13.76	-18.40	0.97	0.99	20.11	16.58	216.97
NASB NASB Fin, Inc. of Grandview MO	30.32	8,038	243.7	44.06	30.18	30.75	-1.40	-10.06	-26.67	2.39	1.18	18.78	18.41	192.32
NECB NE Comm Bncrp MHC of NY (45.0)	10.89	13,225	64.8	12.60	10.35	11.04	-1.36	-1.80	-11.39	0.12	0.12	7.35	7.35	21.92
NHTB NH Thrift Bancshares of NH	15.90	5,066	80.5	16.99	14.17	15.68	1.40	-2.99	-0.62	0.93	0.80	9.29	6.89	129.21
NVSL Naug Vlly Fin MHC of CT (44.2)	11.10	7,408	36.8	12.95	10.05	11.10	0.00	1.83	-9.76	0.17	0.17	6.82	6.79	57.25
NTBK NetBank, Inc. of Alpharetta GA(8)	0.28	52,982	14.8	6.74	0.18	0.28	0.00	-95.54	-93.97	-3.81	-3.89	4.32	3.50	69.60
NEBS New England Bnchrs Inc. of CT	11.56	5,347	61.8	13.70	11.46	12.10	-4.46	0.52	-12.69	0.19	0.18	10.65	10.33	51.71
NFSB Newport Bancorp, Inc. of RI	12.49	4,878	60.9	14.48	12.20	12.65	-1.26	-4.66	-8.57	-0.29	-0.29	12.37	12.37	62.24
FFFD North Central Bancshares of IA	40.00	1,365	54.6	41.33	38.20	39.99	0.03	0.23	1.91	3.37	3.37	30.68	27.06	374.22
NWSB Northwest Bcrp MHC of PA(39.1)	26.05	49,815	509.9	29.73	24.11	26.56	-1.92	4.62	-5.13	0.94	0.94	12.21	8.91	135.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of July 20, 2007

Financial Institution		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2004(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	11.54	8,550	44.5	13.83	11.53	11.99	-3.75	-8.92	-16.07	0.34	0.34	7.34	7.34	67.19
OCFC	OceanFirst Fin. Corp of NJ	26.19	12,328	199.4	24.00	15.90	16.44	-1.52	-24.42	-29.39	0.24	0.77	10.17	10.17	166.28
ONFC	Oneida Financl MHC of NY(44.6)	11.63	7,787	40.4	12.86	10.77	11.91	-2.35	2.47	-1.52	0.52	0.53	7.50	4.95	58.43
ORIT	Oritani Fin Cp MHC of NJ(32.0)	13.47	40,552	174.8	16.00	12.85	13.02	3.46	34.70	34.70	0.07	0.08	6.55	6.55	30.11
OSBK	Osage Bancshares, Inc. of OK	8.98	3,604	32.4	13.82	8.00	8.75	2.63	-25.60	-21.71	0.26	0.26	9.76	9.76	34.97
PSBH	PSB Hldgs Inc MHC of CT (45.2)	9.86	6,800	30.3	11.48	9.86	9.86	0.00	-5.19	-11.49	0.25	0.25	7.59	6.41	71.03
PVFC	PVF Capital Corp. of Solon OH	13.24	7,730	102.3	14.00	9.81	13.26	-0.15	29.80	25.26	0.67	0.65	9.23	9.23	117.41
PBCI	Pamrapo Bancorp, Inc. of NJ	18.87	4,976	93.9	26.50	18.67	19.60	-3.72	-4.50	-19.91	1.20	1.14	11.79	11.79	128.60
PFED	Park Bancorp of Chicago IL	30.98	1,251	38.8	36.00	29.00	30.29	2.28	-1.74	-7.47	-0.09	-0.09	25.26	25.26	176.51
PVSA	Parkvale Financial Corp of PA	29.65	5,613	166.4	34.60	28.21	29.25	1.37	4.96	-6.61	2.37	2.32	22.96	17.35	325.19
PRTR	Partners Trust Fin. Grp. of NY	11.98	43,451	520.5	12.10	9.81	10.01	19.68	12.49	2.92	0.50	0.53	11.32	5.54	85.77
PBHC	Pathfinder BC MHC of NY (35.8)	11.29	2,484	9.9	16.00	10.43	12.30	-8.21	-6.54	-13.42	0.38	0.30	8.43	6.83	127.70
PFDC	Peoples Bancorp of Auburn IN	18.50	3,145	58.2	21.00	16.62	16.65	11.11	-9.98	-4.49	0.91	0.88	19.70	18.92	156.62
PCBI	Peoples Community Bcrp. of OH	16.57	4,830	80.0	19.77	14.01	16.22	2.16	-7.89	-7.94	-1.11	-1.12	18.06	11.98	209.42
PBCT	Peoples United Financial of CT	17.93	298,830	5,358.0	22.81	15.79	17.37	3.22	12.06	-15.62	0.65	0.69	14.41	14.06	45.49
PROV	Provident Fin. Holdings of CA	23.15	6,544	151.5	32.80	23.11	23.52	-1.57	-20.53	-23.90	2.00	1.05	20.11	20.11	270.48
PBNY	Provident NY Bncrp, Inc. of NY	12.22	42,377	517.8	16.00	11.97	12.39	-1.37	-7.00	-18.42	0.46	0.47	9.74	5.69	66.11
PBIP	Prudential Bncp MHC PA (42.7)	13.23	11,814	68.2	13.89	12.75	13.35	-0.90	-0.45	-1.27	0.31	0.31	7.20	7.20	39.59
PULB	Pulaski Fin Cp of St. Louis MO	14.79	9,971	147.5	17.75	14.24	14.90	-0.74	-13.00	-7.16	0.98	0.80	7.95	7.50	106.68
RPFG	Rainier Pacific Fin Grp of WA	17.23	6,568	113.2	23.50	14.87	15.73	9.54	-6.86	-13.11	0.45	0.42	13.37	12.87	137.44
RIVR	River Valley Bancorp of IN	17.85	1,628	29.1	20.24	17.00	19.00	-6.05	-2.46	-1.11	1.27	1.26	14.95	14.93	208.13
RVSB	Riverview Bancorp, Inc. of WA	14.34	11,567	165.9	17.75	12.38	14.45	-0.76	11.42	-5.66	1.00	0.99	8.66	6.39	70.92
RCKB	Rockville Fin MHC of CT (45.0)	14.72	19,481	128.7	18.20	14.05	14.97	-1.67	4.47	-17.54	0.35	0.34	7.99	7.94	63.65
ROMA	Roma Fin Corp MHC of NJ (31.0)	14.76	32,732	249.8	17.37	14.14	14.75	0.07	-1.47	-10.87	0.17	0.17	7.25	7.23	27.13
ROME	Rome Bancorp, Inc. of Rome NY	11.89	8,477	100.8	13.00	11.55	11.80	0.76	-6.01	-6.75	0.40	0.40	8.98	8.98	35.74
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.43	12,422	53.6	13.94	10.35	10.75	-2.98	-6.54	-15.00	0.20	0.19	6.70	6.64	61.18
SVBI	Severn Bancorp, Inc. of MD	16.33	10,066	164.4	22.55	14.80	16.33	0.00	-5.50	-6.53	1.52	1.49	8.88	8.84	90.64
SUPR	Superior Bancorp of AL	9.47	34,658	328.2	11.93	9.43	9.89	-4.25	-12.40	-16.49	0.19	0.14	8.04	4.32	70.74
SYNF	Synergy Financial Group of NJ(8)	13.50	11,382	153.7	16.69	12.95	13.66	-1.17	-12.90	-18.08	0.34	0.34	8.75	8.70	84.92
THRD	TF Fin. Corp. of Newtown PA	30.13	2,928	88.2	33.49	27.00	30.13	0.00	9.76	-2.81	1.93	1.88	23.04	21.49	225.95
TFSL	TFS Fin Corp MHC of OH (31.5)	11.85	332,319	1,246.6	12.60	10.68	11.05	7.24	18.50	18.50	0.15	0.24	5.56	5.56	28.74
TONE	TierOne Corp. of Lincoln NE(8)	28.60	18,058	516.5	34.97	24.06	28.61	-0.03	-12.05	-9.52	2.30	2.29	20.18	17.40	190.57
TSBK	Timberland Bancorp, Inc. of WA	15.54	7,298	113.4	19.53	14.95	15.47	0.45	-3.84	-16.27	1.11	1.07	10.66	9.70	84.65
TRST	TrustCo Bank Corp NY of NY	9.62	75,016	721.7	11.48	9.15	9.67	-0.52	-10.34	-13.49	0.60	0.61	3.20	3.19	43.26
UCBA	United Comm Bncp MHC IN (45.0)	12.06	8,298	45.9	13.70	10.43	12.22	-1.31	13.77	0.67	0.32	0.22	7.49	7.49	46.55
UCFC	United Community Fin. of OH	8.50	30,213	256.8	13.30	8.19	9.13	-6.90	-26.22	-30.56	0.75	0.68	9.29	8.13	89.80
UBNK	United Fin Grp MHC of MA(46.4)(8)	13.16	17,072	104.8	16.00	12.60	13.24	-0.60	2.65	-4.64	0.24	0.25	8.11	8.10	60.55
UWBK	United Western Bncp, Inc of CO	24.26	7,257	176.1	26.32	18.75	24.33	-0.29	3.01	21.36	1.16	1.44	15.13	15.13	289.88
VPFG	ViewPoint Finl MHC of TX(45.0)	15.70	25,789	182.2	19.00	14.25	15.65	0.32	57.00	-7.32	0.17	0.17	8.40	8.40	62.27
WSFS	WSFS Financial Corp. of DE	62.08	6,283	390.0	70.85	58.55	64.05	-3.08	6.89	-7.25	4.92	5.09	31.70	31.47	469.13
WVFC	WVS Financial Corp. of PA	16.40	2,320	38.0	17.95	15.77	16.40	0.00	0.00	-0.61	1.55	1.55	13.25	13.25	167.99
WFSL	Washington Federal, Inc. of WA	22.99	87,361	2,008.4	25.40	21.68	23.21	-0.95	1.46	-2.29	1.57	1.57	14.82	13.58	113.07
WAUW	Wauwatosa Hlds MHC of WI(30.4)	15.60	33,148	156.7	19.00	15.32	15.53	0.45	-3.35	-12.46	0.22	0.22	6.94	6.94	49.70
WAYN	Wayne Savings Bancshares of OH	13.70	3,194	43.8	15.27	13.26	13.35	2.62	-8.73	-5.19	0.69	0.71	11.05	10.29	128.04
WFBC	Willow Financial Bcp Inc of PA	11.61	15,626	181.4	16.10	11.07	11.52	0.78	-24.27	-18.30	0.64	0.65	13.40	6.37	98.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2007

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(127)	11.81	10.55	0.59	6.08	4.82	0.57	5.77	0.59	203.71	0.88	18.67	119.95	13.56	139.57	19.07	0.45	2.53	41.09
NYSE Traded Companies(13)	10.57	7.90	0.72	8.66	7.98	0.58	6.51	0.37	211.41	0.77	15.89	115.20	11.90	167.44	17.39	0.57	2.84	40.24
AMEX Traded Companies(4)	14.99	14.85	0.69	6.26	4.78	0.67	5.99	0.82	223.61	1.07	18.90	117.13	16.47	119.50	20.73	0.45	2.34	44.67
NASDAQ Listed OTC Companies(110)	11.83	10.70	0.57	5.77	4.48	0.56	5.67	0.61	201.90	0.89	19.00	120.61	13.63	137.10	19.19	0.44	2.50	41.05
California Companies(9)	7.96	7.85	0.88	11.91	10.15	0.64	8.60	0.32	198.90	0.75	11.70	111.32	8.93	113.46	14.18	0.60	2.63	27.53
Florida Companies(5)	7.54	7.15	0.56	7.87	6.75	0.48	6.79	0.63	241.84	0.83	21.06	123.23	9.62	128.53	19.06	0.08	1.12	32.24
Mid-Atlantic Companies(35)	11.59	9.65	0.60	5.96	4.41	0.61	6.15	0.31	256.21	0.83	17.85	129.67	14.15	164.39	18.14	0.44	2.75	42.89
Mid-West Companies(41)	10.59	9.63	0.51	5.39	4.57	0.48	5.16	1.11	106.58	0.88	18.61	112.25	11.51	123.60	19.51	0.50	2.84	44.47
New England Companies(17)	16.60	15.22	0.39	3.05	2.43	0.43	3.29	0.21	311.01	0.97	24.51	113.57	18.31	131.31	24.64	0.39	2.11	58.38
North-West Companies(5)	11.91	10.46	1.16	9.20	5.89	1.14	9.02	0.07	510.48	0.95	20.32	148.84	17.86	171.95	14.55	0.49	2.70	47.83
South-East Companies(11)	14.00	12.79	0.79	7.44	5.44	0.77	7.21	0.64	188.25	1.21	17.49	125.18	15.68	147.98	17.91	0.46	1.98	29.47
South-West Companies(3)	17.60	15.95	0.54	4.11	3.89	0.41	2.34	0.34	357.58	0.40	27.51	89.73	16.03	125.94	34.54	0.14	1.56	0.00
Western Companies (Excl CA)(1)	5.22	5.22	0.39	7.77	4.78	0.49	9.65	0.64	63.49	0.75	20.91	160.34	8.37	160.34	16.85	0.24	0.99	20.69
Thrift Strategy(120)	11.84	10.59	0.58	5.99	4.79	0.56	5.69	0.59	203.34	0.88	18.62	119.09	13.48	137.76	18.97	0.45	2.55	41.24
Mortgage Banker Strategy(4)	8.32	6.24	0.48	6.16	4.96	0.43	5.33	0.60	122.40	0.88	18.69	117.99	9.77	177.93	21.30	0.47	2.41	46.81
Real Estate Strategy(1)	7.86	7.86	0.57	7.30	5.06	0.55	7.08	1.71	29.72	0.60	19.76	143.45	11.28	143.45	20.37	0.30	2.27	44.78
Diversified Strategy(2)	19.22	18.81	1.23	10.02	5.78	1.29	10.43	0.18	469.24	1.07	20.10	160.13	26.32	162.40	19.09	0.47	1.80	8.13
Companies Issuing Dividends(110)	11.51	10.17	0.66	6.75	5.31	0.64	6.50	0.60	201.04	0.89	18.46	121.34	13.43	141.89	18.87	0.51	2.87	45.89
Companies Without Dividends(16)	14.08	13.45	0.10	1.01	0.85	0.04	0.28	0.45	232.37	0.82	21.75	109.50	14.47	122.19	22.57	0.00	0.00	0.00
Equity/Assets <6%(6)	5.53	5.32	0.57	10.29	8.84	0.54	9.68	0.46	77.20	0.55	12.96	125.85	6.95	133.41	13.92	0.38	2.13	28.63
Equity/Assets 6-12%(77)	8.48	7.63	0.59	7.21	5.44	0.54	6.70	0.73	178.07	0.90	16.68	126.43	10.58	142.47	17.70	0.53	2.78	40.91
Equity/Assets >12%(43)	18.27	16.19	0.60	3.64	3.24	0.61	3.70	0.36	268.83	0.88	24.02	108.13	19.44	135.33	23.05	0.32	2.15	44.25
Converted Last 3 Mths (no MHC)(2)	26.60	26.60	0.80	3.11	3.46	0.80	3.11	0.28	62.69	0.25	29.44	88.95	23.28	88.95	29.44	0.09	0.95	24.32
Actively Traded Companies(10)	9.50	8.46	0.57	5.90	3.65	0.66	6.82	0.24	225.86	0.80	17.67	133.20	12.76	162.60	21.23	0.72	3.03	50.72
Market Value Below $20 Million(5)	7.90	7.53	-0.14	-1.88	-0.75	-0.24	-3.06	0.91	43.03	0.69	18.28	107.69	8.47	113.57	18.56	0.21	1.77	38.68
Holding Company Structure(120)	11.89	10.56	0.62	6.40	5.06	0.59	6.10	0.61	203.04	0.89	18.54	120.41	13.70	141.25	18.94	0.46	2.58	41.47
Assets Over $1 Billion(54)	11.36	9.14	0.76	7.99	6.11	0.70	7.11	0.53	210.03	0.89	17.85	126.11	13.71	162.48	18.42	0.52	2.89	40.53
Assets $500 Million-$1 Billion(36)	10.32	9.56	0.56	6.19	4.93	0.58	6.41	0.58	192.19	0.85	18.65	125.09	12.56	137.45	19.55	0.49	2.31	42.58
Assets $250-$500 Million(25)	14.21	13.71	0.48	4.58	3.92	0.49	4.78	0.71	177.27	0.82	19.65	106.38	14.64	110.21	18.59	0.33	2.29	40.39
Assets less than $250 Million(11)	13.24	13.08	0.13	0.04	0.33	0.07	-0.62	0.72	298.27	1.08	22.63	105.66	13.54	108.14	23.20	0.28	2.14	39.13
Goodwill Companies(88)	10.91	9.08	0.67	7.06	5.47	0.64	6.71	0.53	211.93	0.90	18.38	123.56	13.02	152.03	18.47	0.50	2.72	44.25
Non-Goodwill Companies(37)	13.33	13.33	0.41	3.94	3.39	0.39	3.72	0.78	179.73	0.83	18.89	112.83	14.46	112.83	20.06	0.34	2.16	34.35
Acquirors of FSLIC Cases(4)	9.37	9.04	0.04	-1.66	-2.33	-0.04	-2.54	0.59	127.52	0.58	11.44	122.57	11.91	126.76	12.03	0.37	1.53	30.04

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.68	14.96	0.47	3.43	2.00	0.48	3.44	0.40	219.41	0.68	32.15	168.71	26.71	179.22	32.02	0.23	1.56	14.03
AMEX Traded Companies(1)	15.24	15.24	0.78	5.12	4.07	0.89	5.81	0.72	98.41	0.84	24.55	123.01	18.74	123.01	21.60	0.32	2.96	72.73
NASDAQ Listed OTC Companies(39)	15.69	14.95	0.46	3.38	1.94	0.47	3.37	0.39	223.89	0.67	32.84	170.06	26.95	180.87	33.06	0.23	1.52	10.12
Mid-Atlantic Companies(23)	16.40	15.65	0.49	3.58	2.13	0.49	3.59	0.33	225.62	0.66	30.00	160.66	26.93	173.15	30.45	0.17	1.30	17.27
Mid-West Companies(7)	16.29	15.34	0.48	3.12	1.71	0.49	3.16	0.70	96.01	0.55	38.18	188.40	30.03	197.25	38.68	0.48	2.46	0.00
New England Companies(5)	11.53	11.05	0.40	3.32	2.09	0.39	3.26	0.28	301.83	0.80	39.44	158.14	18.36	164.94	39.44	0.15	1.44	0.00
South-East Companies(2)	14.46	14.24	0.66	3.94	1.76	0.66	3.94	0.14	702.76	1.46	NM	232.25	33.58	235.88	NM	0.24	1.76	0.00
South-West Companies(1)	13.49	13.49	0.28	2.34	1.08	0.28	2.34	0.24	177.06	0.65	NM	186.90	25.21	186.90	NM	0.20	1.27	0.00
Thrift Strategy(40)	15.68	14.96	0.47	3.43	2.00	0.48	3.44	0.40	219.41	0.68	32.15	168.71	26.71	179.22	32.02	0.23	1.56	14.03
Companies Issuing Dividends(26)	15.32	14.37	0.53	3.82	2.26	0.52	3.77	0.30	218.95	0.70	31.12	170.38	26.52	185.05	30.69	0.37	2.48	56.14
Companies Without Dividends(14)	16.29	15.97	0.38	2.79	1.56	0.41	2.90	0.66	220.37	0.64	35.23	165.89	27.04	169.35	35.56	0.00	0.00	0.00
Equity/Assets 6-12%(14)	10.08	9.53	0.42	4.23	2.56	0.42	4.16	0.44	200.40	0.76	32.45	163.51	16.59	176.42	33.51	0.40	2.24	0.00
Equity/Assets >12%(25)	18.60	17.79	0.50	3.02	1.71	0.51	3.07	0.38	233.66	0.63	31.73	171.42	31.99	180.68	29.40	0.15	1.21	17.27
Holding Company Structure(37)	15.37	14.61	0.47	3.47	2.02	0.47	3.48	0.42	220.89	0.70	32.15	168.63	26.21	179.78	32.02	0.24	1.55	10.67
Assets Over $1 Billion(11)	15.62	14.58	0.42	3.20	1.57	0.46	3.38	0.54	233.94	0.60	27.71	200.65	30.83	216.77	27.71	0.32	1.18	0.00
Assets $500 Million-$1 Billion(9)	17.79	17.76	0.46	3.08	1.80	0.46	3.02	0.15	274.43	0.53	33.94	163.62	29.96	164.02	33.94	0.12	1.02	0.00
Assets $250-$500 Million(19)	15.18	14.41	0.49	3.56	2.18	0.47	3.46	0.39	205.06	0.74	33.29	155.65	24.11	166.41	33.62	0.21	1.83	21.69
Assets less than $250 Million(1)	15.24	15.24	0.78	5.12	4.07	0.89	5.81	0.72	98.41	0.84	24.55	123.01	18.74	123.01	21.60	0.32	2.96	72.73
Goodwill Companies(18)	14.72	13.19	0.41	3.26	1.89	0.43	3.30	0.38	264.48	0.75	31.58	168.75	25.57	192.10	33.08	0.26	1.99	0.00
Non-Goodwill Companies(21)	16.34	16.34	0.52	3.62	2.10	0.52	3.62	0.42	180.34	0.63	32.55	170.58	27.80	170.58	31.13	0.23	1.34	17.27
MHC Institutions(40)	15.68	14.96	0.47	3.43	2.00	0.48	3.44	0.40	219.41	0.68	32.15	168.71	26.71	179.22	32.02	0.23	1.56	14.03
MHC Converted Last 3 Months(2)	17.65	15.76	0.43	2.40	1.44	0.57	3.14	1.12	21.76	0.30	NM	172.01	31.06	192.38	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.69	4.83	0.74	12.90	6.87	0.74	12.82	0.29	129.90	0.53	14.56	193.48	11.01	228.14	14.65	1.04	4.28	62.28
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-2.96	-0.11	-5.29	0.34	168.71	1.09	NM	74.45	1.59	142.02	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	8.07	6.86	0.22	2.76	3.17	0.05	0.57	0.41	162.60	1.08	31.54	87.92	7.10	103.42	NM	0.16	2.11	66.67
DSL	Downey Financial Corp. of CA	9.45	9.43	1.21	15.10	12.13	1.06	13.22	0.68	55.22	0.46	8.25	116.49	11.00	116.73	9.42	0.48	0.80	6.58
FED	FirstFed Financial Corp. of CA	8.57	8.56	1.34	19.51	14.40	1.28	18.62	0.21	560.30	1.43	6.95	123.95	10.62	124.09	7.28	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.17	5.17	0.42	8.00	8.80	0.25	4.74	1.03	28.58	0.41	11.36	91.48	4.73	91.48	19.18	0.40	3.42	38.83
GLK	Great Lakes Bancorp, Inc of NY	14.99	14.99	-0.16	-1.05	NM	-0.16	-1.05	0.41	103.90	0.73	NM	104.67	15.69	104.67	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.92	6.54	1.17	16.67	16.16	-0.39	-5.52	0.63	33.79	0.35	6.19	95.02	6.58	100.53	NM	2.00	7.54	46.62
NYB	New York Community Bcrp of NY	13.26	5.23	0.82	6.37	4.49	0.89	6.94	0.08	378.77	0.44	22.27	138.74	18.40	351.62	20.44	1.00	5.76	NM
NAL	NewAlliance Bancshares of CT	17.95	10.52	0.65	3.50	3.07	0.67	3.58	0.17	300.03	0.93	32.60	108.48	19.47	185.00	31.84	0.26	1.90	61.90
PFB	PFF Bancorp, Inc. of Pomona CA	8.72	8.69	1.24	14.51	12.57	1.24	14.57	0.03	NA	1.11	7.96	112.08	9.77	112.42	7.92	0.76	4.12	32.76
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.28	0.91	5.18	5.79	0.89	5.06	0.14	401.56	0.87	17.27	91.27	16.19	157.48	17.68	0.40	2.69	46.51
SOV	Sovereign Bancorp, Inc. of PA	10.34	3.68	0.04	0.42	0.33	0.43	4.53	0.31	170.85	0.87	NM	118.88	12.29	333.70	28.12	0.32	1.52	NM
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	7.73	7.73	0.33	4.67	3.66	0.30	4.13	1.66	42.46	0.88	27.31	121.99	9.43	121.99	30.87	0.16	2.25	61.54
GOV	Gouverneur Bcp MHC of NY(42.8)	15.24	15.24	0.78	5.12	4.07	0.89	5.81	0.72	98.41	0.84	24.55	123.01	18.74	123.01	21.60	0.32	2.96	72.73
WFD	New Westfield Fin. Inc. of MA	28.94	28.94	0.60	2.92	1.81	0.64	3.09	0.10	528.89	1.45	NM	102.07	29.53	102.07	NM	0.20	2.13	NM
TSH	Teche Hlding Cp of N Iberia LA	9.08	8.55	1.03	11.37	7.27	1.03	11.30	0.70	99.49	0.89	13.76	151.98	13.80	161.46	13.85	1.28	2.84	39.14
WSB	Washington SB, FSB of Bowie MD	14.20	14.20	0.80	6.07	6.39	0.71	5.44	NA	NA	NA	15.65	92.49	13.14	92.49	17.47	0.16	2.13	33.33
NASDAQ Listed OTC Companies																			
ABBCD	Abington Bancorp, Inc. of PA	22.13	22.13	0.84	3.81	3.91	0.84	3.81	0.28	62.69	0.25	25.59	97.53	21.59	97.53	25.59	0.18	1.90	48.65
ALLB	Alliance Bank MHC of PA (45.0)	11.82	11.82	0.34	3.72	2.06	0.34	3.72	0.38	174.41	1.13	NM	134.40	15.89	134.40	NM	0.20	2.17	NM
ASBI	Ameriana Bancorp of IN	7.41	7.22	-0.27	-3.62	-4.28	-0.09	-1.15	0.92	65.07	1.02	NM	88.28	6.55	90.63	NM	0.16	1.67	NM
ABNJ	American Bancorp of NJ	19.64	19.64	0.24	1.03	0.97	0.24	1.03	NA	NA	0.56	NM	118.67	23.31	118.67	NM	0.16	1.54	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.42	6.98	0.88	11.81	7.72	0.83	11.15	0.89	50.22	0.53	12.96	150.03	11.14	159.47	13.72	0.68	2.91	37.78
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	10.15	9.83	0.59	5.19	2.42	0.59	5.19	0.40	141.04	0.74	NM	220.06	22.34	227.32	NM	0.56	3.87	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	4.74	4.40	-1.36	-30.60	-18.98	-0.86	-19.49	0.36	96.92	0.61	NM	162.03	7.68	174.63	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.85	12.33	0.56	3.79	3.22	0.55	3.69	0.46	79.95	0.57	31.08	122.43	16.95	137.47	31.97	0.32	2.86	NM
BFIN	BankFinancial Corp. of IL	19.76	17.73	0.53	2.63	2.52	0.51	2.56	0.57	115.13	0.85	39.70	109.96	21.73	122.52	NM	0.28	1.91	NM
BKUNA	BankUnited Fin. Corp. of FL	5.72	5.51	0.75	13.39	14.81	0.66	11.77	0.33	86.81	0.35	6.75	84.07	4.81	87.18	7.68	0.02	0.11	0.74
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.61	0.31	1.97	NA	NA	NA	NM	130.90	20.89	171.64	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	12.23	8.12	0.46	3.76	3.64	0.58	4.82	0.17	373.45	0.99	27.50	103.46	12.65	155.72	21.48	0.24	1.75	48.00
BHLB	Berkshire Hills Bancorp of MA	12.10	6.53	0.53	4.47	4.30	0.67	5.64	0.61	147.40	1.14	23.26	100.47	12.15	186.05	18.41	0.56	1.87	43.41
BRBI	Blue River Bancshares of IN	7.80	6.33	0.26	3.16	3.08	0.26	3.16	2.04	41.04	0.99	32.50	101.17	7.89	124.70	32.50	0.09	1.73	56.25
BOFI	Bofi Holding, Inc. Of CA	8.02	8.02	0.39	4.52	5.06	0.34	4.02	NA	NA	0.28	19.78	86.72	6.96	86.72	22.25	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.85	5.85	0.54	9.41	8.92	0.54	9.41	0.01	NA	0.70	11.22	99.91	5.85	99.91	11.22	0.20	1.84	20.62
BRKL	Brookline Bancorp, Inc. of MA	24.15	22.00	0.86	3.48	3.03	0.86	3.48	0.08	NA	1.28	32.97	117.63	28.41	129.15	32.97	0.34	3.03	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.10	21.10	0.96	4.67	1.90	0.96	4.67	0.03	NA	0.63	NM	234.45	49.46	234.45	NM	0.12	0.82	42.86
CITZ	CFS Bancorp, Inc of Munster IN	10.54	10.43	0.42	4.02	3.43	0.37	3.53	2.22	40.18	1.42	29.14	120.20	12.67	121.43	33.21	0.48	3.36	NM
CMSB	CMS Bancorp, Inc. of NY	17.18	17.18	0.13	0.77	0.85	0.07	0.43	NA	NA	0.21	NM	90.03	15.46	90.03	NM	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.75	10.75	0.49	4.64	1.59	0.49	4.64	0.10	49.02	0.08	NM	289.25	31.09	289.25	NM	2.00	5.90	NM
CARV	Carver Bancorp, Inc. of NY	7.02	6.15	0.36	5.20	6.54	0.52	7.47	0.48	143.24	0.89	15.30	76.58	5.37	87.41	10.65	0.36	2.28	34.95
CEBK	Central Bncrp of Somerville MA	7.21	6.81	0.27	3.76	3.72	0.21	2.85	0.06	NA	0.84	26.85	98.27	7.09	104.00	35.41	0.72	2.95	NM
CFBK	Central Federal Corp. of OH	11.99	11.99	0.12	0.91	0.88	0.02	0.15	0.13	710.10	1.11	NM	104.76	12.56	104.76	NM	0.36	5.28	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.77	22.77	0.59	2.60	1.50	0.59	2.60	0.09	296.44	0.34	NM	173.51	39.51	173.51	NM	0.32	2.40	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.46	23.46	-0.53	-2.79	-2.18	-0.58	-3.06	0.38	169.96	0.81	NM	97.27	22.82	97.27	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	25.69	23.31	0.07	0.27	0.33	0.07	0.27	NA	NA	0.31	NM	83.87	21.54	92.42	NM	0.20	2.19	NM
CTZN	Citizens First Bancorp of MI	10.02	9.33	0.53	5.37	6.11	0.52	5.23	1.63	49.46	0.89	16.36	85.46	8.56	91.80	16.79	0.36	1.91	31.30
CSBC	Citizens South Banking of NC	11.61	7.33	0.78	6.65	5.67	0.78	6.65	0.42	182.98	1.16	17.63	116.85	13.57	184.99	17.63	0.32	2.52	44.44
CSBK	Clifton Svg Bp MHC of NJ(43.3)	23.30	23.30	0.35	1.48	0.97	0.35	1.48	0.01	NA	0.32	NM	156.28	36.41	156.28	NM	0.20	1.94	NM
COBK	Colonial Bank MHC of NJ (46.0)	9.03	9.03	0.45	4.63	2.78	0.44	4.51	0.06	589.27	0.68	35.97	162.74	14.70	162.74	36.95	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.49	8.49	0.96	11.56	9.14	0.96	11.56	0.31	214.02	0.77	10.94	119.21	10.13	119.21	10.94	0.26	2.45	26.80
DCOM	Dime Community Bancshare of NY	8.65	6.95	0.89	9.65	6.21	0.82	8.91	0.11	430.23	0.57	16.12	158.91	13.74	197.64	17.46	0.56	4.46	71.79
ESBF	ESB Financial Corp. of PA	6.88	4.54	0.51	7.84	7.74	0.49	7.54	0.22	120.33	0.88	12.92	96.51	6.64	146.31	13.45	0.40	4.02	51.95
ESSA	ESSA Bancorp, Inc. of PA	21.52	21.52	0.66	3.04	3.18	0.66	3.04	NA	NA	0.69	31.40	95.57	20.57	95.57	31.40	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.53	0.47	7.06	5.27	0.63	9.37	0.11	423.66	0.70	18.97	128.73	8.49	129.87	14.29	0.80	3.64	68.97
EBTX	Encore Bancshares, Inc. of TX(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	0.00	NM
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	8.98	8.99	0.87	8.35	NA	NA	0.57	11.12	99.31	10.37	99.31	11.95	0.56	3.52	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.23	15.86	-0.31	-1.90	-1.44	-0.31	-1.90	0.47	64.82	0.51	NM	130.43	21.17	133.53	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.34	5.97	0.57	9.41	8.24	0.46	7.71	NA	NA	0.62	12.14	108.41	6.88	115.28	14.82	0.56	3.34	40.58

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FBTC First BancTrust Corp of IL	8.88	8.45	0.36	4.01	4.04	0.32	3.58	0.71	100.82	1.13	24.78	98.45	8.74	103.45	27.80	0.24	2.11	52.17
FBEI First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.87	0.19	1.99	NA	NA	0.50	34.88	81.12	7.59	101.76	NM	0.60	4.00	NM
FBSI First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.17	-0.16	-1.40	NA	NA	1.66	NM	94.82	10.45	95.88	NM	0.00	0.00	NM
FCAP First Capital, Inc. of IN	9.86	8.58	0.78	8.11	7.30	0.71	7.39	1.16	43.68	0.74	13.70	108.56	10.70	124.74	15.04	0.68	4.00	54.84
FCLF First Clover Leaf Fin Cp of IL	24.75	21.75	0.75	3.06	2.29	0.78	3.19	0.34	123.29	0.70	NM	101.84	25.20	115.89	NM	0.24	2.29	NM
FCFL First Community Bk Corp of FL	8.63	8.51	0.92	10.68	5.37	0.92	10.68	0.13	675.48	1.02	18.63	198.94	17.16	201.55	18.63	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.83	8.17	1.02	9.71	8.02	0.91	8.67	0.65	137.13	1.11	12.47	116.40	12.61	154.40	13.97	1.00	3.75	46.73
FFNM First Fed of N. Michigan of MI	12.83	11.41	0.10	0.76	1.10	0.11	0.84	1.59	46.67	1.01	NM	70.45	9.04	79.23	NM	0.20	2.44	NM
FFBH First Fed. Bancshares of AR	8.90	8.90	0.64	7.22	4.94	0.58	6.46	2.76	10.93	0.64	20.26	151.48	13.48	151.48	22.65	0.64	2.77	56.14
FFSX First Federal Bankshares of IA	10.82	7.96	0.52	4.57	5.01	0.38	3.34	0.70	48.82	0.47	19.95	89.83	9.72	122.12	27.28	0.42	2.26	45.16
FFCH First Fin. Holdings Inc. of SC	7.04	6.19	1.04	15.06	7.60	0.99	14.35	0.22	250.45	0.69	13.16	190.87	13.43	217.07	13.81	1.00	3.28	43.10
FFHS First Franklin Corp. of OH	7.76	7.76	0.41	5.17	5.74	0.65	8.22	1.35	35.90	0.55	17.42	88.82	6.89	88.82	10.96	0.36	2.65	46.15
FKFS First Keystone Fin., Inc of PA	6.65	6.65	0.16	2.71	1.92	0.20	3.35	0.75	89.09	1.12	NM	124.13	8.26	124.13	NM	0.00	0.00	0.00
FMSB First Mutual Bncshrs Inc of WA(8)	6.85	6.85	1.01	16.33	6.31	0.81	13.15	0.32	280.99	1.10	15.86	240.39	16.46	240.39	19.70	0.36	1.38	21.95
FNFG First Niagara Fin. Group of NY	17.46	8.04	1.05	6.00	6.10	1.07	6.16	0.20	445.01	1.24	16.39	98.36	17.17	213.54	15.97	0.52	4.12	67.53
FPTB First PacTrust Bancorp of CA	10.56	10.56	0.58	5.74	4.48	0.58	5.74	0.24	239.24	0.65	22.32	124.48	13.14	124.48	22.32	0.74	3.16	70.48
FPFC First Place Fin. Corp. of OH	10.66	7.34	0.82	7.96	8.77	0.72	7.01	0.96	79.57	0.94	11.41	84.60	9.02	122.82	12.96	0.62	3.83	43.66
FFIC Flushing Fin. Corp. of NY	7.47	6.86	0.78	10.13	6.50	0.74	9.63	0.11	225.75	0.29	15.38	147.74	11.04	160.88	16.19	0.48	3.12	48.00
FXCB Fox Chase Bncp MHC of PA(44.5)	17.05	17.05	0.49	3.35	2.00	0.47	3.22	0.43	91.44	0.78	NM	145.36	24.78	145.36	NM	0.00	0.00	0.00
FBTX Franklin Bank Corp of TX	7.29	3.99	0.30	4.37	4.88	0.06	0.82	0.62	33.80	0.30	20.48	87.46	6.38	159.88	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	16.13	16.13	1.13	7.32	7.47	1.14	7.42	0.11	NA	3.69	13.38	95.25	15.37	95.25	13.21	0.40	1.95	26.14
PEDE Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.63	0.71	5.72	0.41	221.25	1.06	21.61	125.93	15.72	128.46	22.10	0.64	3.33	71.91
GCBC Green Co Bcrp MHC of NY (44.4)	11.00	11.00	0.76	6.87	4.62	0.82	7.35	0.13	342.86	0.70	21.67	144.95	15.95	144.95	20.25	0.50	4.05	NM
HFFC HF Financial Corp. of SD	6.20	5.71	0.56	9.26	8.18	0.75	12.26	0.44	130.74	0.76	12.23	112.07	6.95	121.82	9.23	0.42	2.42	29.58
HMNF HMN Financial, Inc. of MN	8.49	8.14	0.88	9.61	5.96	0.76	8.31	1.07	94.71	1.20	16.78	158.61	13.46	165.37	19.39	1.00	2.86	48.08
HBNK Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.33	-0.54	-4.25	0.72	69.95	0.89	NM	82.03	16.34	82.03	NM	0.12	1.14	NM
HARL Harleysville Svgs Fin Cp of PA	6.44	6.44	0.47	7.44	5.82	0.46	7.19	NA	NA	0.48	17.17	125.90	8.11	125.90	17.75	0.68	4.30	73.91
HWFG Harrington West Fncl Grp of CA	6.15	5.58	0.70	12.11	9.01	0.71	12.28	0.01	NA	0.79	11.10	128.13	7.87	141.13	10.95	0.50	3.13	34.72
HBOS Heritage Fn Gp MHC of GA(29.9)	14.46	14.24	0.66	3.94	1.76	0.66	3.94	0.14	702.76	1.46	NM	232.25	33.58	235.88	NM	0.24	1.76	NM
HIFS Hingham Inst. for Sav. of MA	7.51	7.51	0.63	8.38	6.37	0.63	8.38	0.02	NA	0.66	15.69	127.82	9.60	127.82	15.69	0.80	2.52	39.60
HOME Home Fed Bncp MHC of ID (40.8)(8)	14.89	14.89	0.77	5.37	2.55	0.64	4.53	NA	NA	0.56	39.16	204.12	30.39	204.12	NM	0.22	1.48	57.89
HFBC HopFed Bancorp. Inc. of KY	6.90	5.81	0.50	7.25	6.44	0.52	7.46	0.16	370.95	0.90	15.52	108.85	7.51	129.26	15.08	0.48	3.00	46.60
HCBK Hudson City Bancorp, Inc of NJ	12.89	12.45	0.85	5.71	4.49	0.85	5.71	0.09	92.36	0.15	22.27	131.14	16.91	135.76	22.27	0.32	2.76	61.54
IFSB Independence FSB of DC	7.50	7.50	-2.30	-29.06	-24.00	-2.63	-33.17	0.69	45.02	0.49	NM	130.38	9.78	130.38	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(45.7)	15.75	15.75	0.48	2.91	1.80	0.52	3.16	0.22	55.49	0.20	NM	167.28	26.35	167.28	NM	0.00	0.00	0.00
JXSB Jcksnville Bcp MHC of IL(47.7)	7.79	6.77	0.26	3.26	2.59	0.26	3.26	0.56	123.94	1.17	38.68	121.76	9.49	140.19	38.68	0.30	2.28	NM
JFBI Jefferson Bancshares Inc of TN	22.33	22.33	0.44	1.91	1.88	0.49	2.17	0.17	378.46	0.76	NM	102.80	22.96	102.80	NM	0.24	2.05	NM
KFED K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.44	0.62	5.13	NA	NA	0.43	NM	212.50	24.38	223.04	NM	0.40	2.87	NM
KNBT KNBT Bancorp, Inc. of PA	12.44	7.87	0.80	6.64	6.07	0.83	6.88	0.21	286.02	0.97	16.47	106.95	13.31	169.08	15.91	0.40	2.86	47.06
KFFB KY Fst Fed Bp MHC of KY (44.5)	23.34	17.66	0.31	1.33	0.99	0.31	1.33	0.49	55.38	0.44	NM	135.35	31.59	178.86	NM	0.40	3.97	NM
KRNY Kearny Fin Cp MHC of NJ (29.7)	23.57	19.47	0.18	0.74	0.40	0.18	0.74	0.04	769.39	0.71	NM	191.07	45.04	231.32	NM	0.20	1.58	NM
LSBX LSB Corp of No. Andover MA	10.58	10.58	0.12	1.13	0.87	0.57	5.33	0.19	407.66	1.42	NM	125.72	13.30	125.72	24.52	0.56	3.46	NM
LSBI LSB Fin. Corp. of Lafayette IN	9.74	9.74	0.88	9.40	8.08	0.84	8.99	3.17	23.72	0.91	12.38	113.28	11.03	113.28	12.95	0.80	3.20	39.60
LSBK Lake Shore Bnp MHC of NY(45.0)	15.39	15.39	0.50	3.67	2.61	0.50	3.67	0.42	84.25	0.63	38.26	126.13	19.41	126.13	38.26	0.12	1.16	44.44
LEGC Legacy Bancorp, Inc. of MA	17.56	17.18	0.28	1.53	1.52	0.44	2.43	0.23	256.70	0.81	NM	102.48	17.99	104.71	NM	0.16	1.11	72.73
LBCP Liberty Bancorp, Inc. of MO	16.39	16.39	0.64	4.76	3.62	0.59	4.38	0.96	75.09	1.09	27.66	102.14	16.74	102.14	30.03	0.10	0.95	26.32
LABC Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	3.00	0.75	2.42	NA	NA	NA	33.28	80.38	24.98	80.38	33.28	0.00	0.00	0.00
MAFB MAF Bancorp, Inc. of IL(8)	10.41	6.54	0.72	7.54	4.52	0.73	7.78	0.63	56.70	0.55	22.11	163.29	17.01	260.00	21.67	1.08	2.00	44.26
MFBC MFB Corp. of Mishawaka IN	8.14	7.45	0.73	9.35	8.27	0.73	9.35	1.56	72.44	1.39	12.10	108.98	8.88	119.09	12.10	0.66	1.96	23.66
MSBF MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.79	0.52	5.00	NA	NA	0.39	35.79	130.47	19.92	130.47	35.79	0.00	0.00	0.00
MGYR Magyar Bancorp MHC of NJ(46.0)	10.44	10.44	0.19	1.82	1.16	0.18	1.70	1.63	55.56	1.12	NM	156.24	16.31	156.24	NM	0.00	0.00	0.00
MASB MassBank Corp. of Reading MA	13.12	12.99	0.85	6.90	5.02	0.81	6.53	0.02	NA	0.68	19.93	133.75	17.54	135.09	21.06	1.12	3.34	66.67
MFLR Mayflower Co-Op. Bank of MA	8.11	8.09	0.47	5.97	4.63	0.42	5.41	0.01	NA	1.21	21.59	126.19	10.24	126.46	23.80	0.40	3.43	74.07
CASH Meta Financial Group of IA	6.13	5.66	0.07	1.11	0.47	0.36	6.07	1.20	114.57	1.39	NM	231.65	14.20	250.74	38.91	0.52	1.28	NM
MFSF MutualFirst Fin. Inc. of IN	9.27	7.64	0.44	4.80	5.61	0.45	4.90	0.86	98.56	1.02	17.84	86.03	7.97	104.34	17.47	0.60	3.47	61.86
NASB NASB Fin, Inc. of Grandview MO	9.76	9.57	1.24	12.43	7.88	0.61	6.14	0.73	67.20	0.56	12.69	161.45	15.77	164.69	25.69	0.90	2.97	37.66
NECB NE Comm Bncrp MHC of NY (45.0)	33.53	33.53	0.56	2.10	1.10	0.56	2.10	NA	NA	0.57	NM	148.16	49.68	148.16	NM	0.00	0.00	0.00
NHTB NH Thrift Bancshares of NH	7.19	5.33	0.71	9.89	5.85	0.61	8.51	0.11	527.19	0.80	17.10	171.15	12.31	230.77	19.88	0.52	3.27	55.91
NVSL Naug Vlly Fin MHC of CT (44.2)	11.91	11.86	0.32	2.48	1.53	0.32	2.48	0.49	103.03	0.65	NM	162.76	19.39	163.48	NM	0.20	1.80	NM
NTBK NetBank, Inc. of Alpharetta GA(8)	6.21	5.03	-4.82	NM	NM	-3.66	-46.39	3.76	20.24	1.12	NM	6.48	0.40	8.00	NM	0.00	0.00	NM
NEBS New England Bnchrs Inc. of CT	20.60	19.98	0.37	1.78	1.64	0.35	1.69	0.21	313.84	0.94	NM	108.54	22.36	111.91	NM	0.12	1.04	63.16
NPSB Newport Bancorp, Inc. of RI	19.87	19.87	-0.48	-3.28	-2.32	-0.48	-3.28	NA	NA	0.78	NM	100.97	20.07	100.97	NM	0.00	0.00	NM
FFFD North Central Bancshares of IA	8.20	7.23	0.91	10.87	8.43	0.91	10.87	0.20	333.62	0.77	11.87	130.38	10.69	147.82	11.87	1.40	3.50	41.54
NWSB Northwest Bcrp MHC of PA(39.1)	9.04	6.59	0.71	7.78	3.61	0.71	7.78	0.72	79.81	0.85	27.71	213.35	19.28	292.37	27.71	0.80	3.07	NM
OSHC Ocean Shr Hldg MHC of NJ(44.8)	10.92	10.92	0.52	4.68	2.95	0.52	4.68	0.09	386.06	0.48	33.94	157.22	17.18	157.22	33.94	0.00	0.00	0.00
OCFC OceanFirst Fin. Corp of NJ	6.12	6.12	0.14	2.22	1.48	0.46	7.14	0.23	212.72	0.60	NM	159.19	9.74	159.19	21.03	0.80	4.94	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 20, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
		Equity/ Assets	Tang. Equity/ Assets	ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
ONFC	Oneida Financl MHC of NY(44.6)	12.84	8.47	0.92	7.19	4.47	0.94	7.33	0.01	NA	0.85	22.37	155.07	19.90	234.95	21.94	0.48	4.13	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	21.75	21.75	0.21	1.35	0.52	0.23	1.54	NA	NA	1.16	NM	205.65	44.74	205.65	NM	0.00	0.00	0.00
OSBK	Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	2.90	0.77	3.86	0.05	681.36	0.49	34.54	92.01	25.68	92.01	34.54	0.28	3.12	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.69	9.02	0.36	3.36	2.54	0.36	3.36	0.33	111.65	0.81	39.44	129.91	13.88	153.82	39.44	0.24	2.43	NM
PVFC	PVF Capital Corp. of Solon OH	7.86	7.86	0.57	7.30	5.06	0.55	7.08	1.71	29.72	0.60	19.76	143.45	11.28	143.45	20.37	0.30	2.27	44.78
PBCI	Pamrapo Bancorp, Inc. of NJ	9.17	9.17	0.93	10.08	6.36	0.88	9.58	0.36	116.32	0.63	15.73	160.05	14.67	160.05	16.55	0.92	4.88	NM
PFED	Park Bancorp of Chicago IL	14.31	14.31	-0.05	-0.38	-0.29	-0.05	-0.38	2.03	13.84	0.42	NM	122.64	17.55	122.64	NM	0.72	2.32	NM
PVSA	Parkvale Financial Corp of PA	7.06	5.34	0.71	10.64	7.99	0.70	10.42	0.39	204.56	1.17	12.51	129.14	9.12	170.89	12.78	0.88	2.97	37.13
PRTR	Partners Trust Fin. Grp. of NY	13.20	6.46	0.58	4.37	4.17	0.61	4.63	0.11	842.58	1.49	23.96	105.83	13.97	216.25	22.60	0.28	2.34	56.00
PBHC	Pathfinder BC MHC of NY (35.8)	6.60	5.35	0.31	4.51	3.37	0.25	3.56	0.55	91.05	0.72	29.71	133.93	8.84	165.30	37.63	0.41	3.63	NM
PFDC	Peoples Bancorp of Auburn IN	12.58	12.08	0.58	4.56	4.92	0.56	4.41	0.47	79.99	0.51	20.33	93.91	11.81	97.78	21.02	0.76	4.11	NM
PCBI	Peoples Community Bcrp. of OH	8.62	5.72	-0.51	-6.00	-6.70	-0.52	-6.06	2.54	70.29	1.71	NM	91.75	7.91	138.31	NM	0.60	3.62	NM
PBCT	Peoples United Financial of CT	31.68	30.91	1.43	4.51	3.63	1.52	4.79	0.21	325.99	0.80	27.58	124.43	39.42	127.52	25.99	0.53	2.96	NM
PROV	Provident Fin. Holdings of CA	7.43	7.43	0.78	9.67	8.64	0.41	5.07	0.78	105.93	1.02	11.58	115.12	8.56	115.12	22.05	0.72	3.11	36.00
PBNY	Provident NY Bncrp, Inc. of NY	14.73	8.61	0.70	4.85	3.76	0.71	4.96	0.23	312.67	1.31	26.57	125.46	18.48	214.76	26.00	0.20	1.64	43.48
PBIP	Prudential Bncp MHC PA (42.7)	18.19	18.19	0.79	4.17	2.34	0.79	4.17	0.08	179.37	0.31	NM	183.75	33.42	183.75	NM	0.20	1.51	64.52
PULB	Pulaski Fin Cp of St. Louis MO	7.45	7.03	1.00	12.91	6.63	0.81	10.54	1.01	79.87	0.90	15.09	186.04	13.86	197.20	18.49	0.36	2.43	36.73
RPFG	Rainier Pacific Fin Grp of WA	9.73	9.36	0.33	3.45	2.61	0.31	3.22	0.03	NA	1.30	38.29	128.87	12.54	133.88	NM	0.26	1.51	57.78
RIVR	River Valley Bancorp of IN	7.18	7.17	0.62	8.72	7.11	0.62	8.65	0.94	67.29	0.84	14.06	119.40	8.58	119.56	14.17	0.80	4.48	62.99
RVSB	Riverview Bancorp, Inc. of WA	12.21	9.01	1.43	12.08	6.97	1.41	11.96	0.15	676.18	1.25	14.34	165.59	20.22	224.41	14.48	0.44	3.07	44.00
RCKB	Rockville Fin MHC of CT (45.0)	12.55	12.47	0.57	4.40	2.38	0.56	4.28	0.11	694.49	0.96	NM	184.23	23.13	185.39	NM	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.72	26.65	0.63	2.82	1.15	0.63	2.82	0.04	322.04	0.31	NM	203.59	54.40	204.15	NM	0.24	1.63	NM
ROME	Rome Bancorp, Inc. of Rome NY	25.13	25.13	1.12	4.15	3.36	1.12	4.15	0.38	171.02	0.73	29.73	132.41	33.27	132.41	29.73	0.32	2.69	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.33	3.05	1.92	0.32	2.90	0.19	298.16	0.76	NM	155.67	17.05	157.08	NM	0.16	1.53	NM
SVBI	Severn Bancorp, Inc. of MD	9.80	9.75	1.70	18.42	9.31	1.66	18.06	0.76	130.87	1.14	10.74	183.90	18.02	184.73	10.96	0.24	1.47	15.79
SUPR	Superior Bancorp of AL	11.37	6.11	0.34	3.47	2.01	0.25	2.56	0.43	181.43	1.11	NM	117.79	13.39	219.21	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ(8)	10.30	10.24	0.39	4.00	2.52	0.39	4.00	0.04	NA	0.78	39.71	154.29	15.90	155.17	39.71	0.28	2.07	NM
THRD	TF Fin. Corp. of Newtown PA	10.20	9.51	0.85	8.74	6.41	0.83	8.51	0.32	135.78	0.57	15.61	130.77	13.33	140.20	16.03	0.80	2.66	41.45
TFSL	TFS Fin Corp MHC of OH (31.5)	19.35	19.35	0.52	2.70	1.27	0.84	4.32	1.12	21.76	0.30	NM	213.13	41.23	213.13	NM	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE(8)	10.59	9.13	1.23	12.12	8.04	1.23	12.07	1.29	74.92	1.11	12.43	141.72	15.01	164.37	12.49	0.32	1.12	13.91
TSBK	Timberland Bancorp, Inc. of WA	12.59	11.46	1.40	10.35	7.14	1.34	9.98	0.04	NA	0.88	14.00	145.78	18.36	160.21	14.52	0.40	2.57	36.04
TRST	TrustCo Bank Corp NY of NY	7.40	7.37	1.47	19.67	6.24	1.49	20.00	0.23	494.32	1.96	16.03	300.62	22.24	301.57	15.77	0.64	6.65	NM
UCBA	United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.65	0.50	2.90	0.73	101.04	1.02	37.69	161.01	25.91	161.01	NM	0.32	2.65	NM
UCFC	United Community Fin. of OH	10.35	9.05	0.85	8.22	8.82	0.77	7.46	2.15	29.20	0.81	11.33	91.50	9.47	104.55	12.50	0.38	4.47	50.67
UBNK	United Fin Grp MHC of MA(46.4)(8)	13.39	13.38	0.40	2.97	1.82	0.42	3.09	0.18	390.16	0.94	NM	162.27	21.73	162.47	NM	0.24	1.82	NM
UWBK	United Western Bncp, Inc of CO	5.22	5.22	0.39	7.77	4.78	0.49	9.65	0.64	63.49	0.75	20.91	160.34	8.37	160.34	16.85	0.24	0.99	20.69
VPFG	ViewPoint Finl MHC of TX(45.0)	13.49	13.49	0.28	2.34	1.08	0.28	2.34	0.24	177.06	0.65	NM	186.90	25.21	186.90	NM	0.20	1.27	NM
WSFS	WSFS Financial Corp. of DE	6.76	6.71	1.03	15.53	7.93	1.07	16.07	0.15	612.48	1.34	12.62	195.84	13.23	197.27	12.20	0.40	0.64	8.13
WVFC	WVS Financial Corp. of PA	7.89	7.89	0.89	11.84	9.45	0.89	11.84	NA	NA	1.62	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29
WFSL	Washington Federal, Inc. of WA	13.11	12.01	1.51	10.93	6.83	1.51	10.93	0.08	344.78	0.36	14.64	155.13	20.33	169.29	14.64	0.84	3.65	53.50
WAUW	Wauwatosa Hlds MHC of WI(30.4)	13.96	13.96	0.45	3.09	1.41	0.45	3.09	1.78	24.47	0.52	NM	224.78	31.39	224.78	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.63	8.04	0.55	6.21	5.04	0.56	6.38	0.20	182.82	NA	19.86	123.98	10.70	133.14	19.30	0.48	3.50	69.57
WFBC	Willow Financial Bcp Inc of PA	13.66	6.49	0.64	4.85	5.51	0.65	4.92	0.64	136.08	1.27	18.14	86.64	11.83	182.26	17.86	0.46	3.96	71.88

EXHIBIT 2

Pro Forma Analysis Sheet

EXHIBIT 2
PRO FORMA ANALYSIS SHEET
North Penn Bancorp, Inc.
Prices as of July 20, 2007

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Pennsylvania Thrifts Mean	Pennsylvania Thrifts Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	44.40 x	17.75x	15.65x	17.25x	16.04x	20.19x	17.73x
Price-core earnings multiple	=	P/CE	55.53 x	18.10x	16.03x	18.57x	16.03x	20.45x	18.56x
Price-book ratio	=	P/B	87.28%	119.41%	123.95%	112.02%	113.65%	131.03%	124.30%
Price-tangible book ratio	=	P/TB	87.28%	121.51%	123.95%	152.04%	133.05%	148.58%	139.26%
Price-assets ratio	=	P/A	14.57%	14.90%	11.69%	11.81%	10.80%	16.55%	13.86%

Valuation Parameters

				Adjusted	
Pre-Conversion Earnings (Y)	**$315,000**	(12 Mths 06/07)	ESOP Stock (% of Offering + Foundation) (E)	8.00%	
Pre-Conversion Core Earnings (YC)	$231,000	(12 Mths 06/07)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	**$13,120,000**	(2)	ESOP Amortization (T)	20.00	Years
Pre-Conv. Tang. Book Value (B)	$13,120,000	(2)	Stock Program (% of Offering + Foundation (M)	4.00%	
Pre-Conversion Assets (A)	**$119,498,000**		Stock Programs Vesting (N)	5.00	Years
Reinvestment Rate (R)	4.90%		Fixed Expenses	$650,000	
Tax rate (TAX)	41.00%		Variable Expenses	1.00%	
After Tax Reinvest. Rate (R)	2.89%		Percentage Sold (PCT)	53.7420%	
Est. Conversion Expenses (1)(X)	8.10%		MHC Assets (MHC1)	$209,000	
Price/Share	$10.00		MHC Assets as a % of Offering (MHC2)	2.09%	
Foundation Cash Contribution (FC)	0.00%		Options as % of Offering (O1)	10.00%	
Foundation Stock Contribution (FS)	0.00%	Shares	Estimated Option Value (O2)	34.62%	
Foundation Tax Benefit (FT)	$0		Option Vesting Period (O3)	5.00	
			% of Options taxable (O4)	25.00%	

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $18,607,430

2. $$V = \frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $18,607,430

3. $$V = \frac{P/B * (B+FT+MHC1)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $18,607,430

4. $$V = \frac{P/TB * (B+FT+MHC1)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $18,607,430

5. $$V = \frac{P/A * (A+FT+MHC1)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $18,607,430

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	1,322,500	1,138,331	2,460,831	0	2,460,831	1.69896
Maximum	1,150,000	989,854	2,139,854	0	2,139,854	1.47736
Midpoint	1,000,000	860,743	1,860,743	0	1,860,743	1.28466
Minimum	850,000	731,632	1,581,632	0	1,581,632	1.09196

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$13,225,000	$11,383,310	$24,608,310	$0	$24,608,310
Maximum	$11,500,000	$9,898,540	$21,398,540	0	$21,398,540
Midpoint	**$10,000,000**	$8,607,430	$18,607,430	0	$18,607,430
Minimum	$8,500,000	$7,316,316	$15,816,320	0	$15,816,320

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
North Penn Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$15,816,320
Exchange Ratio	1.09196
2nd Step Offering Proceeds	$8,500,000
Less: Estimated Offering Expenses	810,000
Plus: MHC Assets	209,000
2nd Step Net Conversion Proceeds	$7,899,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$7,899,000
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(680,000)
Less: EIP Stock Purchases (2)	(340,000)
Net Proceeds to be Reinvested	$6,879,000
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$198,872
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(20,060)
Less: Stock Programs Vesting (3)	(40,120)
Less: Option Plan Vesting (4)	(52,821)
Net Earnings Increase	$85,870

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$315,000	$85,870	$400,870
12 Months ended June 30, 2007 (core)	$231,000	$85,870	$316,870

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2007	$13,120,000	$6,879,000	$0	$19,999,000
June 30, 2007 (Tangible)	$13,120,000	$6,879,000	$0	$19,999,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$119,498,000	$6,879,000	$0	$126,377,000

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes EIP purchases of 4% of the second step offering.
(3) ESOP amortized over 20 years, EIP amortized over 5 years, tax effected at: 41.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
North Penn Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$18,607,430
Exchange Ratio	1.28466
2nd Step Offering Proceeds	$10,000,000
Less: Estimated Offering Expenses	810,000
Plus: MHC Assets	209,000
2nd Step Net Conversion Proceeds	$9,399,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$9,399,000
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(800,000)
Less: EIP Stock Purchases (2)	(400,000)
Net Proceeds to be Reinvested	$8,199,000
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$237,033
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(23,600)
Less: Stock Programs Vesting (3)	(47,200)
Less: Option Plan Vesting (4)	(62,143)
Net Earnings Increase	$104,090

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$315,000	$104,090	$419,090
12 Months ended June 30, 2007 (core)	$231,000	$104,090	$335,090

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$13,120,000	$8,199,000	$0	$21,319,000
June 30, 2007 (Tangible)	$13,120,000	$8,199,000	$0	$21,319,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$119,498,000	$8,199,000	$0	$127,697,000

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes EIP purchases of 4% of the second step offering.
(3) ESOP amortized over 20 years, EIP amortized over 5 years, tax effected at: 41.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
North Penn Bancorp, Inc.
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$21,398,540
	Exchange Ratio	1.47736
	2nd Step Offering Proceeds	$11,500,000
	Less: Estimated Offering Expenses	810,000
	Plus: MHC Assets	209,000
	2nd Step Net Conversion Proceeds	$10,899,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$10,899,000
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(920,000)
	Less: EIP Stock Purchases (2)	(460,000)
	Net Proceeds to be Reinvested	$9,519,000
	Estimated after-tax net incremental rate of return	2.89%
	Earnings Increase	$275,194
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(27,140)
	Less: Stock Programs Vesting (3)	(54,280)
	Less: Option Plan Vesting (4)	(71,464)
	Net Earnings Increase	$122,310

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$315,000	$122,310	$437,310
	12 Months ended June 30, 2007 (core)	$231,000	$122,310	$353,310

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$13,120,000	$9,519,000	$0	$22,639,000
	June 30, 2007 (Tangible)	$13,120,000	$9,519,000	$0	$22,639,000

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$119,498,000	$9,519,000	$0	$129,017,000

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes EIP purchases of 4% of the second step offering.
(3) ESOP amortized over 20 years, EIP amortized over 5 years, tax effected at: 41.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
North Penn Bancorp, Inc.
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$24,608,310
Exchange Ratio	1.69896
2nd Step Offering Proceeds	$13,225,000
Less: Estimated Offering Expenses	810,000
Plus: MHC Assets	209,000
2nd Step Net Conversion Proceeds	$12,624,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$12,624,000
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,058,000)
Less: EIP Stock Purchases (2)	(529,000)
Net Proceeds to be Reinvested	$11,037,000
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$319,080
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(31,211)
Less: Stock Programs Vesting (3)	(62,422)
Less: Option Plan Vesting (4)	(82,184)
Net Earnings Increase	$143,263

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$315,000	$143,263	$458,263
12 Months ended June 30, 2007 (core)	$231,000	$143,263	$374,263

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$13,120,000	$11,037,000	$0	$24,157,000
June 30, 2007 (Tangible)	$13,120,000	$11,037,000	$0	$24,157,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$119,498,000	$11,037,000	$0	$130,535,000

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes EIP purchases of 4% of the second step offering.
(3) ESOP amortized over 20 years, EIP amortized over 5 years, tax effected at: 41.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 4

Firm Qualifications Statement

P® FINANCIAL, LC.

inancial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

P® Financial provides financial and management consulting and valuation services to the financial services industry ationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on uality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic lans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® inancial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include ommercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

TRATEGIC AND CAPITAL PLANNING

P® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable esults. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval r other established objectives. Our planning services involve conducting situation analyses; establishing mission tatements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, apital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, rofitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for valuating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with egulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (25)
- William E. Pommerening, Managing Director (21)
- Gregory E. Dunn, Senior Vice President (23)
- James P. Hennessey, Senior Vice President (20)
- James J. Oren, Senior Vice President (18)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scranton, Commonwealth of Pennsylvania, on August 7, 2007.

NEW NORTH PENN BANCORP, INC.



By: ______________________
Frederick L. Hickman
President and Chief Executive Officer

END